Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of _____August _________ 2004

(Commission File No.  000-24876)

TELUS Corporation
(Translation of registrant's name into English)

21st Floor, 3777 Kingsway
Burnaby, British Columbia  V5H 3Z7
Canada
(Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____




	         This Form 6-K consists of the following:



                     TELUS Corporation Second Quarter
                    Management's Discussion and Analysis
                   and Consolidated Financial Statements



______________________________________________________________________________


    Forward-looking statements

    =========================================================================

    This document and the management's discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation (TELUS or the Company) that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

    Factors that could cause actual results to differ materially include but are not limited to: competition; economic fluctuations; financing and debt requirements; tax matters; dividends; human resources (including the outcome of outstanding labour relations issues); technology (including reliance on systems and information technology); regulatory developments; process risks; health and safety; strategic partners; litigation; business continuity events and other risk factors discussed herein and listed from time to time in TELUS' reports, comprehensive public disclosure documents, including the Annual Information Form, and in other filings with securities commissions in Canada (filed on SEDAR at www.sedar.com) and the United States (filed on EDGAR at www.sec.gov). Risk factors associated with the potential completion of the Microcell Telecommunications Inc. (Microcell) bid include: approvals under the Competition Act (Canada) and by Industry Canada, realization of tax, capital and operating synergies, including reduced network expenses and subscriber churn rates, success in migrating subscribers and integrating certain systems and processes, and achieving long-term leverage targets.

    See the Risks and uncertainties section in TELUS' 2003 annual
    Management's discussions and analysis for further information.

    The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

    =========================================================================


    Management's discussion and analysis - August 3, 2004

    The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the three-month and six-month periods ended June 30, 2004 and 2003, and should be read together with TELUS' interim consolidated financial statements. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the Company's discussion regarding forward-looking statements above. TELUS' interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain respects from U.S. GAAP. See Note 20 to the interim consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS. The interim consolidated financial statements and Management's discussion and analysis have been reviewed by TELUS' Audit Committee and approved by TELUS' Board of Directors. All amounts are in Canadian dollars unless otherwise specified.
    Forward looking information in this document does not include changes that may arise upon the purchase of Microcell should it proceed, unless otherwise indicated.

    The following discussion is comprised of significant updates since Management's discussion and analysis in TELUS' 2003 Annual Report and 2004 first quarter report:

    1.  Core business, vision and strategy
    2.  Key performance drivers
    3.  Capability to deliver results
    4.  Results
    5.  Risks and uncertainties


    1.  Core business, vision and strategy

    Strategic imperatives

    TELUS continues to be guided by its six strategic imperatives established four years ago that serve as a guideline for the Company's actions. Some recent examples of TELUS' activities in support of these imperatives follow:
    Building national capabilities across data, IP and wireless;
    Partnering, acquiring and divesting to accelerate the implementation of TELUS' strategy;
    Focusing relentlessly on the growth markets of data, IP and wireless

    On May 13, 2004, TELUS announced its intention to acquire all of the publicly traded shares and warrants of Microcell, the Montreal-based operator of the Fido(R)(1) wireless network, through all-cash offers with an aggregate value of approximately $1.1 billion. The offer price for each of the shares is $29, the offer price for each Warrant 2005 is $9.67 and the offer price for each Warrant 2008 is $8.89. Funding for the offers will come from TELUS' available cash on hand and draw downs on its committed credit facilities. The offers were commenced by TELUS on May 17, 2004.

    Management expects that the acquisition, if successful, would expand TELUS' national capabilities in the growing Canadian wireless industry, enhance TELUS Mobility's established strength as a leading national wireless carrier, particularly in Quebec and Ontario, and accelerate TELUS' growth in the wireless market. If completed, the transaction is also expected to provide TELUS with financial benefits, including tax, capital and operating synergies. On May 28, 2004, and confirmed on June 29, 2004, Microcell's board of directors recommended that its security holders not tender into the TELUS offers. On several occasions since the commencement of the offers, Microcell has publicly reported that it and its advisors were engaged in discussions with other interested parties regarding possible strategic and financial alternatives that may lead to competing bids or other transactions.

    On June 4, 2004, the Competition Bureau advised TELUS that it has characterized the transactions contemplated by TELUS' offers as "very complex". Very complex merger transactions necessitate substantial assessments and a greater volume of work by the Competition Bureau than what is required in typical transactions. TELUS continues to co-operate with the Competition Bureau to facilitate its review of the contemplated transactions.

    On June 22, 2004, TELUS and Microcell entered into a confidentiality agreement in which Microcell agreed to disclose certain non-public information relating to Microcell and its subsidiaries and affiliates to TELUS and its representatives. Following the execution of the confidentiality agreement, TELUS and certain of its representatives were granted access by Microcell to an electronic data room. Since that time, the Company has conducted due diligence on Microcell and its business and operations using the materials contained in the data room and certain other information provided in response to requests made by TELUS. In addition, members of Microcell's management team and its financial advisors for the offers made a presentation on June 29, 2004 to members of TELUS' management team. The June 22, 2004 expiry date of the offers was extended to July 22, 2004 and has been further extended to August 20, 2004.

    On July 21, 2004, Microcell publicly announced that it had signed a number of additional confidentiality agreements with other interested parties. As of August 3, 2004, 78 days have elapsed since TELUS made its original offers. As of such date, the TELUS offers remain the only outstanding public bid for the publicly traded shares and warrants of Microcell. This summary is qualified in its entirety by reference to the Offers to Purchase and amendments thereto filed on SEDAR, and by reference to the Schedule TO and amendments thereto and accompanying exhibits that TELUS has filed with the United States Securities and Exchange Commission relating to its offers for the publicly traded shares and warrants of Microcell.

    Providing integrated solutions that differentiate TELUS from its competitors

    TELUS continues the transformation of its networks from circuit-based switching to packet-based routing. Over a year ago, TELUS began migrating voice traffic onto its Internet Protocol (IP) network or Next Generation Network (NGN), and became one of the first companies in the world to deliver carrier-grade Voice over IP calls. As of May 2004, all voice traffic placed in B.C. and Alberta destined for Province of Quebec area codes is carried over TELUS' NGN. The migration of calls is an important step in the transformation of TELUS' network into a single ubiquitous IP network design that carries high quality voice, data, and video applications - one that will eventually eliminate the need for separate networks to carry these same applications.

    As a result of research and development activities TELUS has undertaken, the next phase of the IP-One(TM) product family was launched on June 14, 2004, and is currently provided to businesses in 24 cities in Ontario and Quebec. IP-One uses TELUS' NGN to route calls and data, while providing business customers with a full suite of advanced applications and services. It gives customers the opportunity to reduce operational expenses by eliminating costs associated with installing, managing and supporting three separate connections. IP-One also provides the efficiency and accessibility of integrated messaging that allows standards-based e-mail programs to retrieve voice-mail.

    In the first half of 2004, TELUS introduced new consumer Internet-based services. A wireless home networking solution was introduced for residential customers in B.C. and Alberta for an additional $8 per month plus the cost of a home networking kit. The service includes enhanced Internet access with speeds up to 2.5 megabits per second and capability to connect multiple computers through a wireless network. Higher speed dial-up services were also introduced in B.C. and Alberta for an additional $2.95 per month and are soon expected to be introduced in Quebec. In addition, TELUS expanded the selection of legal music services by offering 75 continuous, high-quality and commercial free music channels to suit a variety of tastes for a regular monthly cost of $4.99. Other new services are currently being readied for launch.

    (1) Fido is a registered trademark of Microcell.


    2.  Key performance drivers

    TELUS is focused on addressing six 2004 corporate priorities to help drive operational performance. Certain recent examples of developments or progress on these priorities follow:

    Reaching a collective agreement

    TELUS Communications Inc. ("TCI") and the Telecommunications Workers Union ("TWU") have not made progress in reaching an agreement as a result of a number of outstanding appeals to the Canada Industrial Relations Board ("CIRB") and the Federal Court of Appeal.

    In February 2004, TCI filed applications with both the CIRB and the Federal Court of Appeal seeking a review of the CIRB's earlier decisions, which imposed a communications ban and required TCI to offer binding arbitration to the TWU. On April 8, 2004, the CIRB rendered the full reasons (Decision 271) regarding the complaints that led to its earlier decisions. TCI sought reconsideration and a judicial review of the April 8, 2004 CIRB decision that imposed a further communications ban on TCI, prohibiting communications with bargaining unit employees on matters of employment and collective interest until such time as the conditions of the Canada Labour Code with respect to gaining the right to strike or lockout have been satisfied. This matter is still before the CIRB and the Federal Court of Appeal.

    On May 21, 2004, in Letter Decision 1088, the CIRB declared that TELE-MOBILE COMPANY, which operates a national wireless business under the TELUS Mobility trade name, and TCI are a single employer for labour relations purposes. The CIRB also determined that TELUS Mobility's non-unionized team members, predominantly located in Ontario and Quebec, performing work similar to their unionized Mobility segment counterparts in Alberta and British Columbia, should be included in the bargaining unit represented by the TWU without a representational vote. On
    June 23, 2004, both TCI and TELUS Mobility filed an application to the Federal Court of Appeal for a stay and a judicial review of CIRB Letter Decision 1088. On June 24, 2004, the CIRB issued in Decision 278 the full reasons of two of three panel members supporting Letter Decision 1088. The reasons supporting one dissenting panel member's opinion were issued in late July 2004. On July 7, 2004, TCI and TELUS Mobility filed applications with the Federal Court of Appeal for judicial review of Decision 278. Those applications have been consolidated with the stay and judicial review applications filed in June 2004. The application for a stay was heard on July 19, 2004. The stay was subsequently denied, while clarifying that the communications ban does not apply to TELUS Mobility. The Federal Court of Appeal held that TELUS Mobility is free to lawfully communicate with its eastern employees affected by the CIRB's Decisions 1088 and 271 and is not subject to the April 8th communications ban imposed by the CIRB. The other aspects of the stay application were denied on the basis that although the employers provided examples of irreparable harm there was no evidence of imminent irreparable harm. The Federal Court of Appeal has confirmed, however, that TCI and TELUS Mobility may bring another application for a stay should the circumstances change such that irreparable harm is imminent. The judicial review application is scheduled to be heard in early
    October 2004.

    Growing brand value through superior customer service

    TELUS has overcome the short-term wireline customer service challenges experienced in late summer 2003 and has been consistently surpassing historical service levels on various indicators in the first half of 2004. These indicators include not only our internal ones, but also certain ones reported to the Canadian Radio-television and Telecommunications Commission ("CRTC"). Management remains focused on continuing to maintain high levels of service through the balance of the year.

    TELUS Mobility continues to deliver superior customer service by focusing on such areas as customer care and high network quality. The success of this approach is evidenced by our world-class low subscriber churn rate of 1.3% per month.

    Enhancing TELUS Mobility's leadership position in wireless

    TELUS Mobility continued to build on its solid performance from the first quarter of 2004. Network revenue grew by 18.8% for the second quarter and 19.6% for the first six months of 2004 when compared to the same periods last year. When coupled with a very low churn rate of 1.3% and operating efficiencies, EBITDA increased by a notable 42.2% and 40.6% for the second quarter and first six months. In addition, cash flow (EBITDA less capital expenditures) grew significantly by 68.7% to $207.8 million for the second quarter and 63.8% to $405.3 million for the first six months of 2004 as a result of strong Network revenue growth. It is expected that the annual target of 375,000 to 425,000 subscriber net additions will be achieved, while the 2004 annual revenue and EBITDA guidance has been increased by $25 million and $50 million, respectively, this quarter. Guidance for annual EBITDA was previously increased in the first quarter of 2004 by $25 million over the original target, for a cumulative EBITDA increase of $75 million over the original 2004 annual target. If achieved, the midpoint of the revised annual revenue and EBITDA guidance anticipates growth of 14.4% and 31.8%, respectively. The acquisition of Microcell, if successful, would accelerate TELUS Mobility's strategy of national growth principally in Quebec and Ontario.

    Driving towards leadership in high-speed Internet

    For the first six months of 2004, TELUS' high-speed subscriber net additions of 62,700 exceeded the net additions recorded for the same period in 2003 by 6.6% and represents half of the annual 2004 target of 125,000. The Company estimates that it has obtained the majority of the market's high-speed Internet net additions in its incumbent territories in 2004, increasing its overall market share. For the second quarter of 2004, high-speed subscriber net additions decreased to 19,100 from the 26,700 in the same period in 2003, as a result of increased deactivations, notably including those following the expiry of promotional discount periods related to recently discontinued service plans. The Company expects that the annual target of 125,000 high-speed Internet net additions will be achieved.


    3.  Capability to deliver results

    Operational capabilities - TELUS Communications

    The wireline marketplace is evolving rapidly, requiring TELUS to be more innovative, efficient and competitive. To retain and attract customers, TELUS must be able to quickly deliver innovative services and pricing packages. At the same time, the rapid pace of technological change makes it necessary to have tariff decisions made as quickly as possible, as many of TELUS' competitors are not subject to the same price and win-back regulation.

    TELUS is participating in the CRTC's process for determining the regulatory framework for voice communication services using Internet protocol, also known as "VOIP". The Company has tabled its views that it should be able to offer VOIP, with the same regulations applied to all VOIP service providers, including cable-TV companies and foreign-based competitors. For further discussion, see Risks and uncertainties, Regulation - wireline operations.

    A number of initiatives to improve internal systems and processes are underway. One project that is currently in the design stage has a mandate to simplify processes and technology for residential customers. The project will focus on streamlining processes and improving interoperability of systems, from the sales request and order entry through to service assurance, billing, and credit and collections. A parallel project seeks to establish uniform national fulfillment processes for data and enhanced services including order management. Eventually, numerous legacy systems will be decommissioned.

    Operational capabilities - TELUS Mobility

    With the wireless marketplace exhibiting strong growth, TELUS Mobility has managed best-in-class results in many respects. Focus on customer care, value-added solutions and superior network quality provides the customer with an exceptional service experience. With the focus on profitable wireless growth, TELUS Mobility is generating significant EBITDA margins ahead of its peer group. TELUS Mobility's performance in the marketplace and its ability to efficiently provide value to its customers, have positioned TELUS well. TELUS Mobility has previously demonstrated its ability to successfully execute on significant wireless merger integration to realize synergies and generate rapidly increasing cash flows, which should allow it to attain benefits from a successful bid for Microcell.

    Liquidity and capital resources

    At the end of June 2004, after making semi-annual interest payments, TELUS had a $357.7 million cash balance and access to unutilized credit facilities totaling nearly $1.6 billion. In addition, TELUS has obtained a fully underwritten commitment for a $500 million (or U.S. Dollar equivalent) unsecured bank credit facility, which upon documentation, would be available until the earlier of October 31, 2005, and 364 days after the completion date of the Company's offers to purchase Microcell, should in fact this event occur. Free cash flow of $672.8 million for the first half of 2004 benefited from the receipt of approximately
    $180 million of tax refunds and $19 million interest income, which are not expected to recur in the second half of 2004. Based on June year-to-date results and expectations for the second half of 2004, TELUS has increased its annual guidance for free cash flow to a range of $1.15 to $1.25 billion. The Company believes it has sufficient internally generated cash flow from operations and access to credit facilities to fund capital expenditures, make payments under restructuring programs, make planned 2004 debt repayments, pay dividends, and complete the $1.1 billion offer to purchase Microcell.


    4.  Results

Critical accounting estimates
-----------------------------

    The Company's critical accounting estimates are discussed in the Company's 2003 annual Management's discussion and analysis. The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting policy developments
------------------------------

    Share-based compensation (Note 2(a) of the interim consolidated financial statements)

    Commencing with the Company's 2004 fiscal year, the amended recommendations of the CICA for accounting for share-based compensation (such amendments arising in 2003) (CICA Handbook Section 3870) apply to the Company. The Company has selected the modified-prospective transition method (also referred to as the retroactive application without restatement method), implemented effective January 1, 2004. To reflect the fair value of options granted subsequent to 2001, and vesting prior to 2004, certain components of common equity in the December 31, 2003, Consolidated Balance Sheet balances have been restated.

    Equity settled obligations (Note 2(b) of the interim consolidated financial statements)

    Commencing with the Company's 2004 fiscal year, the Company early adopted the amended recommendations of the CICA for the presentation and disclosures of financial instruments (CICA Handbook Section 3860) specifically concerning the classification of obligations that an issuer can settle with its own equity instruments (such amendments arising in 2003). The amendments result in the Company's convertible debentures being classified as a liability on the consolidated balance sheets (previously classified as a component of equity) and the associated interest expense correspondingly being classified with financing costs on the consolidated statements of income (previously recorded net of income taxes as an adjustment to retained earnings). The conversion option embedded in the convertible debentures continues to be presented as a component of shareholders' equity. As required, these amended recommendations have been applied retroactively. As a result of the reclassification of convertible debentures, minor changes were effected in historical Net debt to EBITDA ratios, and historical Net debt to total capitalization ratios. The reclassification of the associated interest expense also resulted in minor changes in historical EBITDA interest coverage ratios.

Materiality for disclosure
--------------------------

    Management determines whether or not information is "material" based on whether it believes a reasonable investor's decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.



Quarterly results summary
-------------------------

    ($ in millions, except
    per share amounts)  2004 Q2  2004 Q1  2003 Q4  2003 Q3  2003 Q2  2003 Q1
    -------------------------------------------------------------------------
    Segmented revenue
     (external)
      TELUS
       Communications
       segment          1,189.0  1,171.1  1,182.4  1,186.3  1,209.2  1,208.5
      TELUS Mobility
       segment            676.6    632.7    643.2    619.9    564.1    532.4
                         -------  -------  -------  -------  -------  -------
    Operating revenues
     (consolidated)     1,865.6  1,803.8  1,825.6  1,806.2  1,773.3  1,740.9
    Restructuring and
      workforce
      reduction costs       0.7     15.9     16.2      2.3      3.3      6.5
    Net income
     (loss)(1)            172.3    101.3     47.8    114.1     73.0     89.5
      Per weighted
       average Common
       Share and Non-
       Voting Share
       outstanding
        - basic            0.48     0.28     0.13     0.32     0.21     0.26
        - diluted          0.48     0.28     0.13     0.32     0.21     0.26
    Dividends declared per
     Common Share
     and Non-Voting
     Share outstanding     0.15     0.15     0.15     0.15     0.15     0.15
    -------------------------------------------------------------------------

    ($ in millions, except
    per share amounts)  2002 Q4  2002 Q3
    --------------------------------------
    Segmented revenue
     (external)
      TELUS
       Communications
       segment          1,244.2  1,233.8
      TELUS Mobility
       segment            550.2    532.5
                         -------  -------
    Operating revenues
     (consolidated)     1,794.4  1,766.3
    Restructuring and
     workforce
     reduction costs      241.0    313.3
    Net income
     (loss)(1)           (140.9)  (109.2)
      Per weighted
       average Common
       Share and Non-
       Voting Share
       outstanding
        - basic           (0.41)   (0.35)
        - diluted         (0.41)   (0.35)
    Dividends declared
     per Common Share
     and Non-Voting
     Share outstanding     0.15     0.15
    --------------------------------------

    (1) With the reclassification of convertible debentures noted above, Net income has been restated for the presented quarters in 2003 and 2002. The restatement reflects the classification of interest on convertible debentures with Financing costs, the classification of related income tax credits with Income taxes, and removal of the line "Interest on convertible debentures net of income taxes" from the Income statement. The approximate quarterly amounts of the presentation change were $2.8 million increased Financing costs, $1.0 million lower Income taxes, and $1.8 million lower Net income. Common share income and earnings per share were unaffected by this presentation change.


    The trend in Operating revenues continued to reflect growing
    TELUS Mobility segment revenues attributed to subscriber growth and improved average revenue per subscriber unit ("ARPU"). This positive trend was partly offset by decreasing TELUS Communications Segment voice local, long distance, and equipment sales revenues and soft data revenue growth, consistent with the Canadian wireline industry. The trend of decreasing Communications segment revenues includes the impacts of regulatory price cap decisions.

    Significant restructuring charges were recorded in 2002 primarily as a result of the Communications segment Operational Efficiency Program, which contributed to improved operating profitability in 2003 and 2004. Restructuring charges in 2003 and 2004 were also for Communications segment restructuring activities. Net income and earnings per share reflect improved wireline and wireless operating profitability, as well as decreasing financing costs.

    For five of the periods shown above, Net income and earnings per share included significant favourable impacts for the settlement of tax matters (including investment tax credits and related interest) and tax losses carried back to prior years, as shown in the table below:


    ($ in millions, except    2004  2004  2003  2003  2003  2003  2002  2002
     per share amounts)        Q2    Q1    Q4    Q3    Q2    Q1    Q4    Q3
    --------------------------------------------------------------------------
    Approximate Net income
     impact                     45    13     -    19     -    53    18     -
    Approximate per share
     impact                   0.13  0.04     -  0.05     -  0.15  0.05     -
    --------------------------------------------------------------------------

    Related party transactions

    In 2001, the Company entered into an agreement with Verizon Communications Inc. ("Verizon"), a significant shareholder, with respect to acquiring certain rights to Verizon's software, technology, services and other benefits, thereby replacing and amending a previous agreement between the Company and GTE Corporation. The agreement is renewable annually at the Company's sole option up to December 31, 2008, and it has been renewed for 2004. As of June 30, 2004, in aggregate, $312.1 million of specified software licences and a trademark licence have been acquired and recorded as capital and other assets. These assets are valued at fair market value at the date of acquisition as determined by an arm's-length party's appraisal. Assuming renewal through to 2008, the total commitment under the agreement is U.S.$377 million for the period 2001 to 2008 and the commitment remaining after June 30, 2004, is U.S.$92 million.


Results of operations
---------------------


Consolidated highlights
                                  Quarters              Six-month periods
    ($ in millions except       ended June 30             ended June 30
     per share amounts)      2004     2003  Change     2004     2003  Change
    -------------------------------------------------------------------------
    Operating revenues    1,865.6  1,773.3    5.2%  3,669.4  3,514.2    4.4%

    EBITDA(1)               784.8    716.5    9.5%  1,506.1  1,380.8    9.1%

    Net income              172.3     73.0  136.0%    273.6    162.5   68.4%

    Earnings per share,
     basic and diluted       0.48     0.21  128.6%     0.76     0.46   65.2%

    Cash dividends
     declared per share      0.15     0.15       -     0.30     0.30       -

    Cash provided by
     operating activities   489.0    469.6    4.1%  1,077.1    874.3   23.2%
    Capital expenditures    346.1    305.5   13.3%    655.8    513.3   27.8%

    Free cash flow(2)       229.5     65.5      NM    672.8    333.1  102.0%
    -------------------------------------------------------------------------
    NM - not meaningful

    Non-GAAP measures used by management to evaluate performance of business units and segments

    (1) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is calculated as:

                                        2004 Q2  2003 Q2  2004 YTD  2003 YTD
                                        -------  -------  --------  --------
        Operating revenues              1,865.6  1,773.3   3,669.4   3,514.2
        Less Operations expense         1,080.1  1,053.5   2,146.7   2,123.6
        Less Restructuring and
         workforce reduction costs          0.7      3.3      16.6       9.8
                                            ---      ---      ----       ---
        EBITDA                            784.8    716.5   1,506.1   1,380.8


        The Company has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units and it is utilized in measuring compliance with debt covenants. The Company also believes EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Company's performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

    (2) Free cash flow excludes certain working capital changes, and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS' performance over time. Investors should be cautioned that Free cash flow as reported by TELUS may not be comparable in all instances to Free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities, Free cash flow is relevant because it provides an indication of how much cash is available before changes in working capital (such as trade payables, and trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results) and after funding capital expenditures. The following shows the calculation of Free cash Flow and reconciles EBITDA and Free cash flow with Cash provided by operating activities:


                                        2004 Q2  2003 Q2  2004 YTD  2003 YTD
                                        -------  -------  --------  --------
        EBITDA                            784.8    716.5   1,506.1   1,380.8
          Restructuring and workforce
           reduction costs, net of cash
           payments                        (9.0)   (44.3)    (61.5)   (191.7)
          Share-based compensation          5.6        -      10.6         -
          Cash interest paid             (293.8)  (298.8)   (316.6)   (334.8)
          Cash interest received            7.0      0.3      21.2       1.3
          Income taxes received (paid)     81.0     (2.7)    185.6      (3.3)
          Capital expenditures (capex)   (346.1)  (305.5)   (655.8)   (513.3)
          Investment tax credits received
           (included in reported or prior
           EBITDA or capex, and in Income
           taxes received (paid))             -        -     (16.8)     (5.9)
                                              -        -     ------     -----
        Free cash flow                    229.5     65.5     672.8     333.1
          Add back capital expenditures   346.1    305.5     655.8     513.3
          Net employee defined benefit
           plans expense (credit)           4.9     13.2       9.8      26.3
          Employer contributions to
           employee defined benefit plans (57.9)   (18.0)    (86.5)    (36.0)
          Other net operating activities   11.5     28.0      17.6      34.9
          Non-cash working capital
           changes except changes in
           taxes and interest             (45.1)    75.4    (192.4)      2.7
                                          ------    ----    -------      ---
        Cash provided by operating
         activities                       489.0    469.6   1,077.1     874.3
        ---------------------------------------------------------------------

    Consolidated Operating revenue and EBITDA increased significantly in the second quarter of 2004, when compared with the same period in 2003, primarily as a result of 18.8% growth in TELUS Mobility Network revenues, with only an 8.0% increase in TELUS Mobility operations expenses. TELUS' Communications segment experienced a 1.7% decrease in Operating revenue, while reducing operations expenses by 0.3%.

    Consolidated Financing costs decreased by $15.1 million in the second quarter of 2004, when compared with the same period in 2003, as a result of lower interest on long-term and short-term debt, and increased interest income from the settlement of tax matters. Income before taxes and non-controlling interest increased by $90.5 million to $218.3 million in the second quarter of 2004 as compared with the second quarter of 2003, as a result of improved operating profitability and lower net financing and other costs. Decreased Income taxes, despite higher income, resulted from a favourable income tax adjustment of $34.2 million recorded in the second quarter of 2004 for tax losses carried back to prior years and the settlement of tax matters relating to prior years, which had higher tax rates.

    Basic and diluted earnings per share increased by 27 cents in the second quarter of 2004, as compared with the same period last year as a result of higher Net income, partly offset by a larger number of shares outstanding. The impact of tax settlements and related interest contributed approximately 13 cents per share.

    Cash provided by operating activities increased in the second quarter of 2004, when compared with the second quarter of 2003, principally due to the recovery of income taxes associated with settlement of tax matters (including interest income), improved operating profitability, lower payments under restructuring programs, and lower interest expense, partly offset by an increase in contributions to defined benefit plans and other working capital changes. Increased free cash flow was net of higher capital expenditures. Communications segment capital expenditures increased by 17.7% due to investment in internal systems and processes, new service development and infrastructure to improve customer service and support new customers.

    Communications segment

    - Operating revenues decreased by $20.2 million or 1.7% in the second quarter of 2004, when compared with the same period in 2003, while EBITDA decreased by $16.6 million or 3.2% as lower revenues were only partly offset by lower operations expenses and restructuring charges.

    - Total Internet subscribers increased by 10,700 in the second quarter of 2004, compared with 6,400 in second quarter of 2003, primarily as a result of lower net deactivations of dial-up Internet subscribers.

    - Network access lines decreased by 21,000 during the second quarter of 2004 as a result of competition and technological substitution.

    - Cash flow (EBITDA less capital expenditures) decreased by $56.9 million to $230.9 million in the second quarter of 2004, when compared with the same period in 2003, primarily because of an increase in capital spending and lower revenues.

    Mobility segment

    - Operating revenues grew by $112.5 million or 19.9% to $676.6 million in the second quarter of 2004, when compared with the same period in 2003, while EBITDA increased by $84.9 million or 42.2% to $286.2 million.

    - ARPU (average revenue per subscriber unit) increased by $3 to $59, representing a sixth consecutive quarter of year over year increases, while blended monthly churn remained at a low 1.3%. Notably, postpaid churn was 1.0% in the quarter.

    - Subscriber net additions were 113,700 or 10.6% higher than the second quarter of 2003. Notably, higher revenue-generating postpaid subscriber net additions increased by 27.7%, representing a fourth successive quarter of positive growth. Postpaid subscribers represented 91.1% of total subscriber net additions in the second quarter of 2004.

    - Cost of acquisition per gross subscriber addition ("COA") improved to $381 from $428, a notable achievement when coupled with significant subscriber growth.

    - Cash flow (EBITDA less capital expenditures) increased by $84.6 million or 68.7% to a TELUS Mobility quarterly record of $207.8 million.

    The following discussion for Operating revenues, Operations expense, Restructuring and workforce reduction costs, EBITDA and Capital expenditures is presented on a segmented basis. All other discussion is presented for the consolidated financial results.


    Operating revenues -         Quarters              Six-month periods
    Communications segment     ended June 30              ended June 30

    ($ millions)           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
    Voice local           543.8    541.3    0.5 %  1,072.7  1,080.1   (0.7)%
    Voice long distance   228.5    239.2   (4.5)%    458.1    490.3   (6.6)%
    Data                  345.7    352.4   (1.9)%    685.5    695.2   (1.4)%
    Other                  71.0     76.3   (6.9)%    143.8    152.1   (5.5)%
    -------------------------------------------------------------------------
    External operating
     revenue            1,189.0  1,209.2   (1.7)%  2,360.1  2,417.7   (2.4)%
    Intersegment revenue   22.1     23.4   (5.6)%     47.1     46.8    0.6 %
    -------------------------------------------------------------------------
    Total operating
     revenue            1,211.1  1,232.6   (1.7)%  2,407.2  2,464.5   (2.3)%
    -------------------------------------------------------------------------


    Key operating indicators - Communications segment

                                 At June 30

    (000s)                 2004     2003   Change
                        --------------------------
    Network access
     lines(1)             4,827    4,887   (1.2)%

    High-speed Internet
     subscribers          624.3    468.8    33.2%
    Dial-up Internet
     subscribers          300.7    351.8  (14.5)%
                        --------  ------- --------
    Total Internet
     subscribers(2)       925.0    820.6    12.7%
                        --------------------------

                                 Quarters              Six-month periods
                               ended June 30              ended June 30

    (000s)                 2004     2003   Change     2004     2003   Change
                        -----------------------------------------------------
    Change in network
     access lines           (21)     (26)   19.2%      (39)     (24) (62.5)%

    High-speed Internet
     net additions         19.1     26.7  (28.5)%     62.7     58.8     6.6%
    Dial-up Internet net
     reductions            (8.4)   (20.3)   58.6%    (19.1)   (39.9)   52.1%
                        --------   ------  -------   ------   ------  -------
    Total Internet
     subscriber net
     additions             10.7      6.4    67.2%     43.6     18.9   130.7%
    -------------------------------------------------------------------------

    (1) Network access lines are measured at the end of the reporting period based on information in billing and other systems.

    (2) Internet subscribers are measured at the end of the reporting period based on Internet access counts from billing and other systems.

    The Communications segment continued to experience an industry-wide trend of declining traditional revenues and softness in data revenue growth.

    - Voice local revenue increased slightly in the second quarter of 2004 and decreased in first six months of 2004, when compared with the same periods in 2003. Included in the results for the second quarter of 2004 was a positive adjustment of $10.2 million resulting from CRTC Decision 2004-42, released in June 2004, in which TELUS was allowed to recover costs to support local number portability and local competition capital investments for the period June 2002 to May 2004. Excluding this adjustment, the decrease was primarily as a result of fewer access lines, partly offset by a modest increase in interconnection revenue, and implementation of approved rate increases for business single and multi-line services effective June 1, 2004. Enhanced service revenues decreased in the second quarter and first six months of 2004, when compared with the same periods in 2003, but showed some growth over the first quarter of 2004.

       Consumer network access lines decreased by 22,000 and 33,000, respectively, during the second quarter and first six months of 2004, as compared with decreases of 24,000 and 26,000, respectively, for the same periods in 2003. Consumer line losses resulted from competitive activity and technological substitution, including substitution to wireless. Business network access lines increased by 1,000 and decreased by 6,000, respectively, during the second quarter and first six months of 2004, as compared with a decrease of 2,000 during the second quarter of 2003 and an increase of 2,000 during the first six months of 2003. For the second quarter of 2004, growth in non-incumbent local exchange carrier ("Non-ILEC") business access lines exceeded incumbent local exchange carrier ("ILEC") business line losses to competition and migration to more efficient ISDN services. For the first six months of 2004, business lines decreased primarily as a result of ILEC Centrex line losses to competition and migration to ISDN data services. It is expected that the trend of declining network access lines will continue.

    - Voice long distance revenue continued to decrease, but at a slower rate in the second quarter of 2004, compared with the first quarter of 2004. The decrease was primarily a result of fewer consumer minutes, price competition, and technological substitution. This was partly offset by a $1 increase this quarter in certain monthly long distance plan administrative charges, effective June 2004, as well as increased business long distance minute volumes. Wholesale settlement revenues were relatively unchanged as higher volumes were nearly offset by lower prices. Price competition and substitution to alternative technologies are expected to continue.

    - Communications segment data revenue for the second quarter and first six-months of 2003 included approximately $2.8 million and $13.6 million, respectively, of application development revenues from assets that were divested during 2003. As a result of these divestitures, 2003 revenues totaling $17.8 million will not recur in the full year 2004. Data revenues normalized for the disposal of assets decreased by $3.9 million or 1.1% in the second quarter of 2004 and increased by $4.0 million or 0.6% in the first six months of 2004, when compared with the same periods in 2003.

       Internet and enhanced data service revenues increased by $11.9 million and $16.5 million, respectively, for the second quarter and first six months of 2004, when compared with the same periods in 2003, primarily as a result of the 155,500 increase in the high-speed Internet subscriber base over the last 12 months, partly offset by lower introductory pricing for new subscribers and the 51,100 reduction in dial-up subscribers over the last 12 months. The decrease in dial-up subscribers is attributed mainly to conversions to high-speed Internet. Managed workplace revenues increased by $8.9 million and $21.2 million, respectively, due to higher functional outsourcing services. Partly offsetting growth in Internet, enhanced data and managed workplace revenues were lower basic data services and equipment sales.

    - Other revenue decreased in the second quarter and first six months of 2004, when compared with the same periods in 2003, primarily as a result of lower voice equipment sales and the conclusion in the first quarter of 2004 of recognition of deferred individual line service grant revenues. The annual impact of the conclusion of individual line service grants will be lower revenues of $6.7 million in 2004, when compared with 2003. Individual line service grants were provided in respect of the conversion of multi-party lines to single lines in high cost rural areas in Alberta in the early 1990s.

    - Intersegment revenues represent services provided by the Communications segment to the Mobility segment. These revenues are eliminated upon consolidation together with the associated expense in TELUS Mobility.

    Total external operating revenue discussed above included Non-ILEC revenues of $130.6 million and $259.0 million, respectively, for the second quarter and first six months of 2004, as compared with $138.6 million and $$279.3 million for the same periods in 2003. This represents decreases of $8.0 million or 5.8% and $20.3 million or 7.3%, respectively. Growth in Non-ILEC application development revenues was affected by the disposal of certain assets in 2003 as discussed in data revenues above. Normalized for asset disposals, Non-ILEC revenues for the second quarter and first six-months of 2004 decreased by approximately $5.2 million or 3.8% and $6.7 million or 2.5%, respectively, as reduced revenues from lower margin equipment sales were partly offset by increased wholesale traffic and a shift towards higher quality recurring revenue sources associated with large complex contracts.


    Operating revenues -         Quarters              Six-month periods
    Mobility segment           ended June 30              ended June 30
    ($ millions)           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
    Network revenue       625.5    526.4    18.8%  1,217.9  1,018.5    19.6%
    Equipment revenue      51.1     37.7    35.5%     91.4     78.0    17.2%
    -------------------------------------------------------------------------
    External operating
     revenue              676.6    564.1    19.9%  1,309.3  1,096.5    19.4%

    Intersegment revenue    5.6      3.9    43.6%     10.2      7.6    34.2%
    -------------------------------------------------------------------------
    Total operating
     revenue              682.2    568.0    20.1%  1,319.5  1,104.1    19.5%
    -------------------------------------------------------------------------


    Key operating indicators - Mobility segment
    -------------------------------------------------------------------------
    (000s)                      At June 30
                           2004     2003   Change
                        --------------------------
    Subscribers
     - postpaid         2,980.1  2,615.0    14.0%
    Subscribers
     - prepaid            633.7    550.1    15.2%
                        -------- -------- --------
    Subscribers
     - total(1)         3,613.8  3,165.1    14.2%

    Digital POPs(2)
     covered including
     roaming/resale
     (millions)(3)         29.7     28.0     6.1%
                        --------------------------

                                 Quarters              Six-month periods
                               ended June 30              ended June 30

    (000s)                 2004     2003   Change     2004     2003   Change
                        -----------------------------------------------------
    Subscriber net
     additions - postpaid 103.6     81.1    27.7%    168.3    124.4    35.3%
    Subscriber net
     additions - prepaid   10.1     21.7  (53.5)%     21.5     45.1  (52.3)%
                          ------   ------ --------   ------   ------ --------
    Subscriber net
     additions - total    113.7    102.8    10.6%    189.8    169.5    12.0%

    Churn, per month
     (%)(4a)               1.32     1.30        -     1.40     1.41        -
    COA(4b) per gross
     subscriber addition
     ($)(4c)                381      428  (11.0)%      382      427  (10.5)%
    ARPU ($)(4d)             59       56     5.4%       58       55     5.5%
    Average minutes of
     use per subscriber
     per month ("MOU")      390      342    14.0%      376      329    14.3%

    EBITDA to network
     revenue (%)           45.8     38.2  7.6 pts     43.8     37.3  6.5 pts
    Retention spend to
     network revenue
     (4e)(%)                4.9      4.7  0.2 pts      4.9      4.1  0.8 pts
    EBITDA excluding
      Acquisition COA
      ($ millions)(4f)    383.2    297.3    28.9%    719.3    563.4    27.7%
    -------------------------------------------------------------------------

    pts - percentage points

    (1) Subscribers are measured at the end of the reporting period based on information from billing and other systems.
    (2) POPs is an acronym for population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.
    (3) TELUS Mobility has not activated all digital-roaming areas. As at June 30, 2004, TELUS Mobility PCS digital population coverage was
         22.4 million and 29.7 million including the roaming/resale agreements principally with Bell Mobility and Aliant Telecom Wireless.
    (4) The following are not measures under accounting principles generally accepted in Canada and the U.S. These measures are industry metrics and are useful in assessing the operating performance of a wireless company. The definitions of these measures are as follows:
         (a) Churn is calculated as the number of subscriber units disconnected during the period divided by the average number of units on the network, expressed as a rate per month. Prepaid subscribers are deactivated when the subscriber has no usage for 90 days following expiry of the prepaid card.
         (b) Cost of acquisition (COA) consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial customer acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (Retention spend).
         (c) COA per gross subscriber addition is Cost of acquisition divided by gross subscriber activations during the period.
         (d) ARPU is calculated as network service revenue divided by the average number of units on the network during the period, expressed as a rate per month.
         (e) Retention Spend to network revenue represents direct costs associated with Marketing and promotional efforts aimed at the retention of the existing subscriber base, divided by Network revenue.
         (f) EBITDA excluding Acquisition COA is a measure for operational profitability normalized for the period costs of adding new customers.

    -------------------------------------------------------------------------

    - TELUS Mobility Network revenue is generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired, wireless Internet services and fees for value-added services. Network revenue increased 18.8% for the quarter ended June 30, 2004 and 19.6% for the first six months of 2004 as compared with the same periods in 2003. This growth was a result of the continued expansion of the subscriber base by 14.2% to approximately 3.6 million subscribers combined with increased ARPU. As a result of an overall 14.0% increase in average minutes of use ("MOU") per subscriber per month, an increase in roaming revenue and increased acceptance of data and Internet based products, including picture messaging, ARPU increased to a Canadian industry-leading $59 in the second quarter of 2004 as compared with $56 in 2003, representing a sixth successive quarter of year over year increases. Similarly, ARPU for the first six months of 2004 was $58 as compared to $55 for the same period last year.

       Average minutes of use per subscriber per month were 390 in the second quarter and 376 for the first six months of 2004 as compared with 342 and 329 for the same periods last year. At June 30, 2004, postpaid subscribers were maintained at 82.5% of the total cumulative subscriber base as compared with one-year earlier, contributing to the significant ARPU premium TELUS Mobility enjoys over its competitors. Postpaid subscriber net additions of 103,600 for the second quarter of 2004 represented 91.1% of all net additions as compared with 81,100 (78.9%) for the corresponding period in 2003; a significant increase of 27.7%. Similarly, postpaid subscriber net additions of 168,300 for the first six months of 2004 represented 88.7% of total net additions as compared with 73.4% for the same period in 2003. This was the fourth consecutive quarter of year over year positive net postpaid subscriber growth. Moreover, total subscriber net additions for the second quarter of 2004 improved by 10.6% over the same quarter in 2003. This overall positive trend was initiated during Q4 2003 with TELUS' exclusive camera phones and picture messaging service and has continued with the recent launch of two new BlackBerry(R)(2) handhelds.

       -----------------
       (2) BlackBerry is a registered trademark of Research in Motion Limited

       Blended postpaid and prepaid churn was relatively flat at 1.32% in the second quarter of 2004 as compared with the second quarter of 2003. Churn for the first six months of 2004 was also relatively flat at 1.40% with that for the same period in 2003. Deactivations were 140,800 and 295,000 for the second quarter and first six months of 2004, respectively, as compared with 121,400 and 260,400 for the same periods last year. These were notable accomplishments in a market characterized by vigorous competition. These churn and deactivation results reflect a high level of client satisfaction, which can be attributed to improved network quality and coverage, excellent client service levels, client contracts for one to three years as part of loyalty and retention programs and specific grandfathered rate plans.

    - Equipment sales, rental and service revenue increased by 35.5% for the second quarter and 17.2% for the first six months of 2004 as compared to the corresponding periods in 2003. Handset revenue increased mainly due to subscriber growth brought about by a stronger wireless market, increased promotional, retention and contracting activity, and to a lesser extent, a shift in product mix to higher price handsets. Gross subscriber additions grew to 254,500 for the second quarter and 484,800 for the first six months of 2004 as compared to 224,200 and 429,900 for the same periods in 2003. Handset revenues associated with gross subscriber activations are included in acquisition COA.

    - Intersegment revenues represent services provided by the Mobility segment to the Communications segment and are eliminated upon consolidation along with the associated expense in TELUS Communications.


    Operations expense -          Quarters              Six-month periods
    Communications segment     ended June 30              ended June 30
    ($ millions)           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
    Salaries, benefits
     and other employee-
     related costs(1)     414.8    415.8   (0.2)%    807.9    818.5   (1.3)%
    Other operations
     expenses(1)          297.0    298.3   (0.4)%    610.6    635.3   (3.9)%
    -------------------------------------------------------------------------
    Total operations
     expense              711.8    714.1   (0.3)%  1,418.5  1,453.8   (2.4)%
    -------------------------------------------------------------------------

    (1) Minor corrections to classification between the two expense categories have been made in each of the reported periods.

    Communications segment Operations expense decreased slightly in second quarter and first six months of 2004, when compared with the same periods in 2003. Increased expenses including costs associated with a new partnership and in-sourcing call centre services were more than offset by Operational Efficiency Program savings and lower Intercarrier facilities, transit and termination costs. Incremental savings in salaries, benefits and employee-related overhead costs under the Operational Efficiency Program (duration from 2001 to 2003) were $15 million and $38 million, respectively, in the second quarter and the first six months of 2004. Other Operational Efficiency Program savings of $12 million for the second quarter and first six months of 2004 included reduced real estate costs and software licence fees. There were 19,036 full-time equivalent employees at the end of June 2004 (including 533 staff added for in-sourcing call centre services in Montreal and a partnership with Calgary Health Region), as compared to 18,923 full-time equivalent employees one year earlier. When adjusted for staff at new in-sourcing and partnership services, full-time equivalent employees decreased by 2.2% from one year earlier.

    - Salaries, benefits and employee-related expenses decreased in the second quarter and first six months of 2004, when compared with the same periods in 2003, primarily due to Operational Efficiency Program savings. In addition, pension expense for defined benefit and defined contribution plans decreased by $6.9 million and $13.2 million, respectively for the second quarter and first six months, primarily as a result of increased investment returns in 2003. TELUS' Communications segment annual pension expense is expected to decrease by approximately $25.0 million for 2004, when compared with 2003.

       These reductions were partly offset by other increases. Additional costs for the new partnership with the Calgary Health Region and establishment of the new Montreal call centre were $6.5 million and $12.8 million, respectively, in the second quarter and first six months of 2004. These increased costs were partly offset by savings on outsourcing of approximately $2.0 million and $3.8 million, respectively, which are included in Other operations expense. Staff increased by 157 for these two functions since the beginning of 2004. Non-cash share-based compensation expense recognized commencing January 1, 2004, as discussed in Accounting policy developments, was $4.7 million in the second quarter of 2004 and $9.9 million during the first six months of 2004 ($nil in 2003). Overtime, training and travel increased by $5.8 million in the second quarter and $16.6 million for the first six months of 2004, when compared with the same periods in 2003, and was related to activities to maintain high customer service levels, improve internal processes, emergency operations training, and an increased focus on leadership training and team development. Overtime, training and travel decreased by $4.8 million when compared with the fourth quarter of 2003, when extra effort was expended to improve customer service and clear backlogs created in the third quarter of 2003 by a number of natural disasters, staffing and system conversion issues. All other costs collectively increased in line with inflation rates.

    - Other operations expenses inclusive of $12 million Operational Efficiency Program savings decreased in the second quarter and first six months of 2004, when compared with the same periods in 2003, principally due to: (i) reduced facilities, transit and termination costs, which decreased by $10.0 million and $27.4 million, respectively, as a result of lower outbound traffic volumes and lower rates for U.S. and international traffic termination, as well as migration of off-net costs to on-net facilities; (ii) lower product and services cost of sales of $6.4 million and $8.0 million, respectively, associated with lower equipment sales revenue; and (iii) lower bad debt expense that decreased by $1.8 million and $7.0 million, respectively, as a result of stringent enforcement of credit policy, more effective collection practices and reduced loss experience. Partially offsetting these lower costs were increased network support and maintenance costs with third parties of $5.8 million and $12.4 million, respectively and increased contract and consulting expenses of $3.2 million and $7.3 million, respectively, incurred for improvement of internal systems and processes. Capitalized labour has not significantly changed, while all other costs collectively increased in line with inflation rates.

    Included in the total segment expenses discussed above are Non-ILEC operations expenses of $144.4 million and $281.9 million, respectively, for the second quarter and first six months of 2004, as compared with $144.7 million and $299.9 million, respectively, for the same periods in 2003. This represented decreases of $0.3 million or 0.2% and $18.0 million or 6.0%, respectively, as a result of asset disposals in 2003. Normalized for asset disposals, Non-ILEC operations expenses increased by $1.9 million or 1.3% in the second quarter of 2004, and decreased by $9.6 million or 3.3% in the first six months of 2004, when compared with the same periods in 2003. Normalized operations expenses increased in the second quarter of 2004, when compared with the same period in 2003, due to start-up process costs in support of implementing major customer contracts, before realizing the full impact of revenues. Normalized operations expense decreased for the first six months of 2004, when compared with the same period in 2003, due to lower wholesale transit and termination costs associated with lower long distance revenues and the shift away from shorter term revenue streams such as equipment sales.


    Operations expense -          Quarters              Six-month periods
    Mobility segment           ended June 30              ended June 30
    ($ millions)           2004     2003   Change     2004     2003   Change
    ------------------------------------------------------------------------
    Equipment sales
     expenses              99.2     89.0    11.5%    188.4    172.8     9.0%
    Network operating
     expenses              94.4     90.8     4.0%    196.9    176.8    11.4%
    Marketing expenses     73.4     65.2    12.6%    134.8    121.1    11.3%
    General and
     administration
     expenses             129.0    121.7     6.0%    265.4    253.5     4.7%
    ------------------------------------------------------------------------
    Total operations
     expense              396.0    366.7     8.0%    785.5    724.2     8.5%
    ------------------------------------------------------------------------


    TELUS Mobility operations expense increased in the second quarter and first six months of 2004, when compared with the same periods last year. TELUS Mobility has been able to achieve significant economies of scale as evidenced by the 14.2% growth in subscribers compared to second quarter Network revenue growth of 18.8%, with only an 8.0% increase in total operations expense.

    - Expenses related to equipment sales increased in the second quarter and first six months of 2004 when compared with the same periods in 2003, principally due to an increase in gross subscriber activations and higher retention activity. The increase related in part to continued marketing promotions including camera phones. Handset costs associated with gross subscriber activations are included in acquisition COA.

    - Network operating expenses consist of site-related expenses, transmission costs, spectrum licence fees, contribution revenue taxes, and other direct costs related to network operations. Transmission and site-related expenses increased to support the greater number of cell sites, a larger subscriber base, and improved network quality and coverage. In addition, Industry Canada spectrum licence fees were higher in 2004 principally due to a $1.5 million and $6.5 million credit received in second quarter and first six months of 2003, respectively as part of a retroactive filing with Industry Canada for years prior to 2003. Network costs, once normalized for this event, increased by 2.3% and 7.4% over the same periods last year. Further, Network roaming costs increased $1.8 million in the second quarter and $9.5 million for the first six months of 2004 as compared to the same periods in 2003 largely due to successful marketing efforts in non-urban roaming/resale areas. TELUS Mobility believes this variable cost increase is reflective of the overall positive industry trend of subscriber growth and increased subscriber usage evidenced in the continued strength of Network revenue growth. Management has focused efforts on containing network costs through negotiating improved leased transmission rates, roaming rates and maintenance rates with a number of telecommunications carriers and key vendors. TELUS Mobility also continued to build out microwave facilities aimed at reducing future leased line transmission costs. The digital population coverage grew by 1.7 million to 29.7 million since June 30, 2003, as a result of continued activation of digital roaming regions and network expansion.

    - Marketing expenses increased primarily due to higher advertising expenses and dealer compensation costs associated with the expanded subscriber base and increased re-contracting activity. Despite the higher marketing expenses and significant subscriber growth, COA per gross subscriber addition improved considerably in the second quarter to $381 and first six months to $382 as compared with $428 and $427 for the same periods last year. Combined with the higher ARPU and steady churn, COA per gross subscriber addition over the lifetime revenue of the subscriber continued to improve significantly in the second quarter and first six months of 2004 as compared with 2003.

    - General and administration expenses consist of employee compensation and benefits, facilities, client services, bad debt and various other expenses. General and administration expenses increased by only 6.0% in the second quarter and 4.7% for the first six months of 2004. TELUS Mobility increased full-time equivalent employees (FTEs) by 9.0% to 5,485 from 5,033 one year earlier to support the significant growth in the subscriber base and continued expansion of the client care team and company-owned retail stores, partly offset by a lower bad debt expense due to reduced loss experience.


    Restructuring and
     workforce reduction          Quarters              Six-month periods
     costs by segment          ended June 30              ended June 30
    ($ millions)           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
    Communications segment  0.7      3.3  (78.8)%     16.6      9.8    69.4%
    Mobility segment          -        -        -        -        -        -
    -------------------------------------------------------------------------
    TELUS consolidated      0.7      3.3  (78.8)%     16.6      9.8    69.4%
    -------------------------------------------------------------------------

    Restructuring costs recorded in 2004 were for a departmental reorganization primarily in the Communications segment information technology resources area that is consolidating from 15 locations to two primary locations. This reorganization, which has an estimated implementation cost in 2004 of $30 million and is planned for completion in 2004, is expected to enable greater efficiencies of scale and effectiveness. No future costs are expected to be recorded under the 2001 to 2003 Operational Efficiency Program, but variances from estimates currently recorded may impact amounts ultimately recorded. Cumulative annual cost structure reductions in the Communications segment since inception of the Operational Efficiency Program have increased to approximately $504 million by June 30, 2004.

                                  Quarters              Six-month periods
    EBITDA by segment          ended June 30              ended June 30
    ($ millions)           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
    Communications
     segment              498.6    515.2   (3.2)%    972.1  1,000.9   (2.9)%
    Mobility segment      286.2    201.3    42.2%    534.0    379.9    40.6%
    -------------------------------------------------------------------------
    TELUS consolidated    784.8    716.5     9.5%  1,506.1  1,380.8     9.1%
    -------------------------------------------------------------------------

                                  Quarters              Six-month periods
    EBITDA margin(1)           ended June 30              ended June 30
     by segment (%)        2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
    Communications
     segment               41.2     41.8 (0.6)pts     40.4     40.6 (0.2)pts
    Mobility segment       42.0     35.4  6.6 pts     40.5     34.4  6.1 pts
    TELUS consolidated     42.1     40.4  1.7 pts     41.0     39.3  1.7 pts
    -------------------------------------------------------------------------

    (1) EBITDA divided by total revenue.


    Communications segment EBITDA decreased for the second quarter and first six months of 2004 as compared with the same periods in 2003 primarily due to lower revenues, partly offset by lower operations expenses.

    Significant growth in TELUS Mobility EBITDA and EBITDA margin was attributed to profitable subscriber growth, a world-class churn rate, and successful cost containment efforts. The EBITDA margin, when calculated as a percentage of Network revenue, improved to 45.8% for the second quarter and 43.8% for the first six months of 2004 as compared with 38.2% and 37.3% for the same periods in 2003, representing positive increases of 7.6 and 6.5 percentage points, respectively.


    Depreciation and              Quarters              Six-month periods
     amortization              ended June 30              ended June 30
    ($ millions)           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
    Depreciation          320.7    322.0   (0.4)%    642.4    640.6     0.3%
    Amortization of
     intangible assets     86.9     88.1   (1.4)%    175.6    180.6   (2.8)%
    -------------------------------------------------------------------------
                          407.6    410.1   (0.6)%    818.0    821.2   (0.4)%
    -------------------------------------------------------------------------

    Depreciation and amortization expenses were not significantly changed in the second quarter and first six months of 2004. Increased depreciation and amortization for growth in data network and wireless capital assets was largely matched by lower amortization resulting from certain software applications becoming fully amortized and from write-offs of software assets throughout 2003.

                                  Quarters              Six-month periods
    Other expense              ended June 30              ended June 30
    ($ millions)           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
                            2.0      6.6  (69.7)%      3.2     12.2  (73.8)%
    -------------------------------------------------------------------------


    Other expense includes accounts receivable securitization expense, income
    (loss) or impairments in portfolio investments, gains and losses on disposal of property, and charitable donations. Accounts receivable securitization expense decreased by $3.9 million to $0.7 million in the second quarter of 2004 and decreased by $6.3 million to $1.7 million for the first six months of 2004, when compared with the same periods in 2003. The decrease resulted from a reduction in the amount of securitized receivables prior to the second quarter of 2004. See Liquidity and capital resources - Accounts receivable sale. Losses from portfolio investments decreased by $9.0 million to $0.3 million in the second quarter of 2004 and decreased by $9.3 million to $1.1 million for the first six months of 2004, when compared with the same periods in 2003. Net gains for the disposal of non-core property, including the sale of land and several buildings, were $2.2 million and $4.3 million, respectively, in the second quarter and first six months of 2004, as compared with net gains of $7.6 million in the second quarter and first six months of 2003. Charitable donations expenses increased to $3.2 million and $4.6 million, respectively, for the second quarter and first six months of 2004, as compared to $0.5 million and $1.5 million, respectively, for the same periods in 2003, as a result of earlier contributions in 2004.

                                Quarters              Six-month periods
    Financing costs            ended June 30              ended June 30
    ($ millions)           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
                          156.9    172.0   (8.8)%    301.9    336.3  (10.2)%
    -------------------------------------------------------------------------


    Financing costs consist of interest expense on long-term and short-term debt (including interest on convertible debentures and amortization of debt issue costs), interest income, and foreign exchange gains and losses. See Note 5 of the interim consolidated financial statements.

    Interest on long-term and short-term debt was $167.5 million and $332.9 million, respectively, for the second quarter and first six months of 2004 -- decreases of $6.5 million and $15.4 million when compared with the same periods in 2003. The decrease was primarily a result of repaying bank facilities, medium-term notes and first mortgage bonds during 2003. TELUS maintains a hedging program using cross currency swaps, and as a result, long-term financing costs were generally unaffected by fluctuations in the value of the Canadian dollar against the U.S. dollar. Debt, including Long-term debt, Current maturities and the deferred hedging liability, but excluding cash-on-hand, was $7,581 million at June 30, 2004, when compared with $7,577 million at December 31, 2003 and $8,071 million at June 30, 2003. The average debt outstanding in the first six months of 2004 was $7,573 million, as compared with $8,217 million in the same period in 2003.

    Interest income, which has the effect of reducing Financing costs, was $10.5 million and $30.3 million, respectively, for the second quarter and first six months of 2004 - increases of $9.7 million and $19.1 million, respectively, when compared with the same periods in 2003. Interest income in both years was recognized primarily as a result of tax refunds from the settlement of various tax matters dating back to prior years.

                                Quarters              Six-month periods
    Income taxes               ended June 30              ended June 30
    ($ millions)           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
                           44.9     53.8  (16.5)%    107.5     46.9   129.2%
    -------------------------------------------------------------------------
    Effective tax rates(%) 20.6     42.1        -     28.1     22.2        -
    -------------------------------------------------------------------------

    Although income before taxes increased by $90.5 million in the second quarter of 2004, when compared with the second quarter of 2003, Income taxes decreased as a result of a $34.2 million tax recovery associated with tax losses carried back to prior years and the settlement of tax matters relating to prior years, which had higher tax rates. Similar tax recoveries were recorded in the first quarter of 2004 and the first six months of 2003, which significantly reduced the effective tax rates for those periods. See Note 6 of the interim consolidated financial statements. The increase in Income taxes for the first six months of 2004, when compared with 2003, was primarily related to the $171.9 million increase in income before taxes, partly offset by lower tax recoveries in 2004.


    Non-controlling               Quarters              Six-month periods
     interest                  ended June 30              ended June 30
    ($ millions)           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
                            1.1      1.0    10.0%      1.9      1.7    11.8%
    -------------------------------------------------------------------------


    Non-controlling interest primarily represents partners' interests in several small subsidiaries.

     Preference and                Quarters              Six-month periods
     preferred dividends       ended June 30              ended June 30
    ($ millions)           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
                            0.8      0.8        -      1.7      1.7        -
    -------------------------------------------------------------------------

    No further Preference and preferred dividends will be paid as a result of the redemption of all of the publicly held TELUS Communications Inc. Preference and preferred shares by August 3, 2004.


Liquidity and capital resources
-------------------------------

     Cash provided by              Quarters              Six-month periods
     operating activities      ended June 30              ended June 30
    ($ millions)           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
                          489.0    469.9     4.1%  1,077.1    874.3    23.2%
    -------------------------------------------------------------------------

    Cash provided by operating activities increased in the second quarter and first six months of 2004, when compared with the periods in 2003, principally due to the recovery of income taxes associated with settlement of tax matters (including interest income), improved operating profitability, lower payments under restructuring programs, and lower interest expense, partly offset by an increase in contributions to defined benefit plans and other working capital changes.

    - Cash recovery of income taxes associated with settlement of prior years' tax matters was $86.0 million ($81.0 million net of tax installments) in the second quarter of 2004, compared with net tax installments of $2.7 million in the second quarter of 2003. For the first six months of 2004, tax recoveries were $197.1 million ($185.6 million net of tax installments), compared with net tax installments of $3.3 million in the first six months of 2003.

    - EBITDA increased by $68.3 million and $125.3 million, respectively, in the second quarter and first six months of 2004, when compared with the same periods in 2003, reduced by offsetting investments in related working capital. Included in EBITDA were non-cash share-based compensation expenses of $5.9 million and $10.6 million, respectively, for the second quarter and first six months of 2004.

    - Payments under restructuring and workforce reduction initiatives decreased by $37.9 million and $123.4 million, respectively, in the second quarter and first six months of 2004, compared with the same periods in 2003. The decrease is primarily a result of the completion of the Operational Efficiency Program, which began in 2001 and was substantially completed by the end of 2003.

    - Interest received increased by $6.7 million and $19.9 million respectively for the second quarter and first six months of 2004, when compared with the same periods in 2003, primarily from the settlement of tax matters.

    - Interest paid decreased by $5.0 million and $18.2 million respectively for the second quarter and first six months of 2004, when compared with the same periods in 2003. The decrease in interest paid resulted from lower debt balances.

    - Employer contributions to employee defined benefit plans increased by $39.9 million and $50.5 million, respectively, to reflect updated actuarial valuations and the net acceleration of discretionary funding. Contributions to defined benefit plans is expected to be $136.6 million for the full year of 2004, compared with $46.9 million for the full year of 2003.

    - Non-cash working capital included changes in proceeds from securitized accounts receivable. The Company neither reduced nor increased proceeds from securitized accounts receivables in the second quarter of 2004, whereas in the second quarter of 2003, proceeds from securitized accounts receivable increased by $31.0 million. For the first six months of 2004, the Company made payments of $150 million to reduce securitized accounts receivables, compared with a net increase in securitized accounts receivable of $10.0 million in the same period in 2003.

     Cash used by                  Quarters              Six-month periods
     investing activities      ended June 30              ended June 30
    ($ millions)           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
                          341.6    286.0    19.4%    640.2    468.6    36.6%
    -------------------------------------------------------------------------

    Cash used by investing activities increased in the second quarter and first six months of 2004, when compared with the same periods in 2003, primarily as a result of increased capital expenditures. The Company received proceeds of $4.3 million and $16.4 million, respectively, in the second quarter and first six months of 2004 from the sale of non-strategic assets, including several properties. Similarly in second quarter of 2003, the Company disposed of non-strategic properties and monetized an investment for total proceeds of $19.0 million. In the first quarter of 2003, the Company received proceeds of $19.3 million from the sale of an administrative property under the terms of a sale and leaseback transaction, on which an $8.2 million pre-tax gain was deferred and is being amortized over the term of the lease.


     Capital expenditures
     by segment
    ($ in millions, except        Quarters              Six-month periods
     capital expenditure       ended June 30              ended June 30
     intensity)            2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
    Communications
     segment              267.7    227.4    17.7%    527.1    380.9    38.4%
    Mobility segment       78.4     78.1     0.4%    128.7    132.4   (2.8)%
    -------------------------------------------------------------------------
    TELUS consolidated    346.1    305.5    13.3%    655.8    513.3    27.8%
    -------------------------------------------------------------------------
    Capital expenditure
     intensity(1) (%)      18.6     17.2  1.4 pts     17.9     14.6  3.3 pts
    -------------------------------------------------------------------------

    (1) Capital intensity is measured by dividing capital expenditures into operating revenues, expressed as a percentage. This measure provides a method of comparing the level of capital expenditures to other companies within the same industry.

    - Communications segment Non-ILEC capital expenditures increased by $9.1 million to $44.1 million in the second quarter of 2004 and increased by $32.8 million to $86.4 million in the first six months of 2004, when compared with the same periods in 2003. The increase in Non-ILEC expenditures was primarily to support the Company's IP strategy and delivery of services to new customers, which included several large contracts over the last year.

        ILEC capital expenditures increased by $31.2 million to $223.6 million in the second quarter of 2004 and increased by $113.5 million to $440.8 million in the first six months of 2004, when compared with the same periods in 2003. The increase was due to significant investments in network infrastructure to improve customer service and network reliability, as well as investments in internal systems and processes, delivery of services to new customers, and the development of new services. In addition, 2003 capital spending for the same periods was constrained by the impact of the Operational Efficiency Program, which temporarily delayed certain projects. High-speed Internet (ADSL) network facilities and systems expenditures increased by $15.3 million to $35.9 million in the second quarter of 2004 and increased by $31.4 million to $72.5 million in the first six months of 2004 to support subscriber growth.

        The Communications segment capital expenditure intensity ratios were approximately 22% in the second quarter and first six months of 2004, compared with 18.4% and 15.5%, respectively, in the same periods in 2003. Cash flow (EBITDA less capital expenditures) decreased by $56.9 million to $230.9 million in the second quarter of 2004, when compared with the same period in 2003. For the first six months of 2004, cash flow decreased by $175.0 million to $445.0 million, when compared with the same period in 2003, because of the increase in capital spending, lower revenues, and to a lesser extent, an increased restructuring charge of $6.8 million. Communication segment capital expenditures for 2004 are now expected to be approximately $950 million.

    - Mobility segment capital expenditures remained steady in the second quarter and decreased by 2.8% for the first six months of 2004 when compared with same periods in 2003. TELUS Mobility continued the enhancement of digital wireless coverage and continued building microwave facilities in the second quarter of 2004 aimed at reducing future leased line transmission costs. Capital spending declined slightly over last year principally as a result of lower infrastructure equipment costs, a stronger Canadian dollar, and the timing of network capital expenditures.

        Capital expenditure intensity for TELUS Mobility decreased to 11.5% in the second quarter of 2004 from 13.8% in the second quarter of 2003, due primarily to significant growth in Network revenues. Similarly, the capital expenditure intensity was 9.8% for the first six months of 2004 as compared to 12.0% last year. Although capital expenditures were generally lower in the first six months of 2004, Mobility still expects to achieve capital expenditure intensity of approximately 13% for the full year, consistent with its original 2004 capital expenditure target of approximately $350 million. As a result of continued strong growth in EBITDA and reduced capital expenditure intensity, Mobility generated a record cash flow of $207.8 million or 30.5% of total revenue in the second quarter and $405.3 million (30.7% of total revenue) for the first six months of 2004 as compared with $123.2 million (21.7% of total revenue) and $247.5 million (22.4% of total revenue), respectively for the same periods last year.

    Consolidated cash flow (EBITDA less capital expenditures) increased by $27.7 million to $438.7 million in the second quarter of 2004, when compared with the same period in 2003, as improved Mobility segment cash flow more than offset decreased Communications segment cash flow. For the first six months of 2004, consolidated cash flow decreased by $17.2 million to $850.3 million due to Communications segment lower revenues and increased capital expenditures, partly offset by increased Mobility segment cash flow. Consolidated capital expenditures for 2004 are expected to be approximately $1.3 billion and funded from internally generated cash flows.


     Cash used by                  Quarters              Six-month periods
     financing activities      ended June 30              ended June 30
    ($ millions)           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
                           63.2    174.4  (63.8)%     85.4    380.1  (77.5)%
    -------------------------------------------------------------------------

    Cash used by financing activities decreased in the second quarter and six-month periods ended June 30, 2004, when compared with the same period in 2003, as a result of the following:

    - Common Shares and Non-Voting Shares issued - Proceeds received from shares issued from Treasury under the employee share purchase plan and from share-based compensation plans were $16.8 million for the second quarter of 2004, compared with proceeds of $21.0 million for the second quarter of 2003 under the same plans. Proceeds received from shares issued from Treasury under the employee share purchase plan, from share-based compensation plans and from warrants were $43.8 million for the first six months of 2004, compared with proceeds of $41.1 million for the same period in 2003 under the employee share purchase plan and share-based compensation plans.

    - Dividends to shareholders - Cash dividends paid to shareholders for the second quarter of 2004 increased by $4.5 million to $48.3 million, when compared with same period in 2003. The increase in cash dividends arose from a larger number of shares outstanding and a lower enrolment in dividend reinvestment plans. The 15-cent quarterly dividend paid per Common Share and Non-Voting Share was unchanged. The approximate enrolment in dividend reinvestment plans was 13% for the dividend paid in April 2004 as compared with 21% in April 2003 and 24% in January 2004. Subsequent to June 30, 2004, the enrolment rate for the dividend paid on July 2, 2004 increased to approximately 19%. Cash dividends paid to shareholders for the first six months of 2004 increased by $2.0 million to $90.6 million, when compared with same period in 2003, primarily due to the larger number of shares outstanding.

    - Payments of $35.8 million were made in the second quarter of 2004 for TELUS Communications Inc. $6.00 Cumulative Preference Shares,
       $4.50 Cumulative Redeemable Preferred Shares, $5.75 Cumulative Redeemable Preferred Shares and $1.21 Cumulative Redeemable Preferred Shares. After June 30, 2004, the Company redeemed the remaining TELUS Communications Inc. Preferred shares for a total of $37.0 million, as follows: on July 15, 2004, TCI $4.75 Cumulative Redeemable Preferred Shares, TCI $4.75 Cumulative Redeemable Preferred Shares (Series 1956) and TCI $5.15 Cumulative Redeemable Preferred Shares; and, by August 3, 2004, TCI $6.00 Cumulative Redeemable Preferred Shares and TCI $4.375 Cumulative Redeemable Preferred Shares.

    - Net debt redeemed or issued (Long-term debt issued net of Redemptions and repayment of long-term debt and Change in short-term obligations) - Net debt issues were $7.7 million and $0.8 million, respectively, for the second quarter and first six months of 2004, compared with net debt redemptions of $148.2 million and $330.8 million, respectively, for the same periods in 2003. In the first quarter of 2004, the full outstanding balance of $34.0 million of bank facilities was repaid.

       Debt redemptions expected for the remainder of 2004 include:
       $189.5 million of TELUS Communications Inc. Series A debentures due August 24, 2004, $20 million of TELUS Communications Inc. Medium Term Notes due August 25, 2004 and capital leases.


    Outstanding share data

    The following is a summary of the outstanding shares for each class of equity at June 30, 2004 and at July 26, 2004. In addition, for July 26, 2004, the total number of outstanding and issuable shares is presented, assuming full conversion of convertible debentures, options and warrants.


    Class of equity security
                                        Common     Non-Voting     Total
                                        Shares       Shares       Shares
                                     outstanding  outstanding  outstanding
    At June 30, 2004
      Common equity - Common Shares
       outstanding                   192,253,334            -  192,253,334
      Common equity - Non-Voting
       Shares outstanding                      -  162,423,223  162,423,223
                                     -----------  -----------  -----------
                                     192,253,334  162,423,223  354,676,557(1)
                                     -----------  -----------  -----------
    At July 26, 2004
      Common equity - Common Shares
       outstanding                   192,527,713            -  192,527,713
      Common equity - Non-Voting
       Shares outstanding                      -  162,865,395  162,865,395
                                     -----------  -----------  -----------
                                     192,527,713  162,865,395  355,393,108
                                     -----------  -----------  -----------
    Outstanding and issuable
     shares(2) at July 26, 2004
      Common Shares and Non-Voting
       Shares outstanding            192,527,713  162,865,395  355,393,108
      TELUS Corporation convertible
       debentures                              -    3,765,819    3,765,819
      Options(3)                       3,285,114   22,937,011   26,222,125
      Warrants                                 -      677,412      677,412
      Channel stock incentive plan             -      199,125      199,125
                                     -----------  -----------  -----------
                                     195,812,827  190,444,762  386,257,589
    -------------------------------------------------------------------------

    (1) For the purposes of calculating diluted earnings per share for the second quarter of 2004, the number of shares outstanding at June 30, 2004 was 360,083,047.
    (2)  Assuming full conversion and ignoring exercise prices.
    (3) Not reduced by any options that may be forfeited or cancelled during the period July 1, 2004 to July 26, 2004.


Liquidity and capital resource measures
---------------------------------------

                                         June 30,  June 30,         March 31,
    Period ended                            2004      2003  Change      2004
    -------------------------------------------------------------------------

    Components of debt and coverage
     ratios
    -------------------------------
    Net debt(1) ($ millions)             7,223.2   8,054.8  (831.6)  7,297.8
    Total capitalization(2) -
     book value ($ millions)            13,920.2  14,469.5  (549.3) 13,847.7

    EBITDA (excluding restructuring)(3)
     (12-month trailing) ($ millions)    2,976.2   2,698.9   277.3   2,910.5
    Net interest cost(4)
     (12-month trailing) ($ millions)      602.2     673.3   (71.1)    617.3

    Debt ratios
    -----------
    Fixed rate debt as a proportion of
     total indebtedness (%)                 93.4      94.6    (1.2)     95.4
    Average term to maturity of debt
     (years)                                 5.7       6.4    (0.7)      6.0

    Net debt to total capitalization (%)    51.9      55.7    (3.8)     52.7
    Net debt to EBITDA(5)                    2.4       3.0    (0.6)      2.5

    Coverage ratios
    ---------------
    Earnings coverage(6)                     2.0       0.8     1.2       1.9
    EBITDA interest coverage(7)              4.9       4.0     0.9       4.7

    Other measures
    --------------
    Free cash flow(8)
     (three-month $ millions)              229.5      65.5   164.0     443.3
    Free cash flow
     (12-month trailing, $ millions)     1,184.6     378.9   805.7   1,020.6
    -------------------------------------------------------------------------

    (1) Net debt is defined as Long-term debt plus current maturities of long-term debt and cheques outstanding less Cash and temporary investments plus cross currency foreign exchange hedge liability (less cross currency foreign exchange hedge asset) related to
         U.S. dollar notes. The cross currency foreign exchange hedge liability was $630.6 million at June 30, 2004 (compared with deferred hedge liabilities of $588.2 million at June 30, 2003 and $700.0 million at March 31, 2004). Net debt is unaffected by foreign exchange fluctuations because it includes (deducts) the net deferred hedging liability (asset). Under TELUS' new credit facilities, a notional amount related to accounts receivable securitization is no longer added to the numerator of the Leverage Ratio covenant calculation. Consistent with the new credit facility calculation, Net debt for current and prior periods excludes notional accounts receivable securitization amounts.
    (2) Total capitalization is defined as net debt plus Non-controlling interest and Shareholders' equity.
    (3) EBITDA (excluding Restructuring and workforce reduction costs of $35.1 million, $564.1 million and $37.7 million, respectively, for the 12-month periods ended June 30, 2004, June 30, 2003, and March 31, 2004). EBITDA (excluding restructuring) is used for the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants.
    (4) Net interest cost is defined as Net financing cost before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. Gains on redemption and repayment of debt were recorded in the third and fourth quarters of 2002.
    (5) Net debt to EBITDA is defined as net debt as at the end of the period divided by 12-month trailing EBITDA (excluding restructuring). This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities.
    (6) Earnings coverage ratio is calculated on a 12-month trailing basis as Net income before interest expense on total debt and income tax expense divided by interest expense on total debt.
    (7) EBITDA interest coverage is defined as EBITDA (excluding restructuring) divided by Net interest cost. This measure is substantially the same as the Coverage Ratio covenant in TELUS' new credit facilities.
    (8)  See Note 2 of the Financial highlights table.
    -------------------------------------------------------------------------

    The balance of Long-term debt and Current maturities of long-term debt was $6,950.3 million as at June 30, 2004, an increase of $119.4 million from December 31, 2003. This increase in the debt balance included a $115.2 million appreciation in the Canadian dollar value of U.S. dollar denominated Notes as a result of an approximate 3% depreciation of the Canadian dollar during the first half of 2004. TELUS' U.S. dollar debt is fully hedged, resulting in a corresponding decrease of $115.2 million being recorded in the Deferred hedging liability.

    While the amount of utilized bank facilities decreased to $nil from $499 million one year earlier, TELUS converted $500 million of debt from a fixed rate to a floating rate basis during the first six months of 2004, reducing the proportion of fixed rate debt. The net debt to total capitalization ratio measured at June 30, 2004 decreased, when compared with one year earlier, as a result of debt repayments and increased retained earnings since the second quarter of 2003. The net debt to EBITDA ratio measured at June 30, 2004 improved significantly, when compared with one year earlier, as a result of debt reduction and an increase in 12-month trailing EBITDA (excluding restructuring). The earnings coverage ratio improved significantly because of the improvement in income before interest and taxes in 2004. The EBITDA interest coverage ratio improved as a result of higher EBITDA (excluding restructuring) and lower net interest costs, including significant interest income.

    Free cash flow measures for the three-month and 12-month periods ended June 30, 2004, increased when compared with one year earlier primarily because of cash tax recoveries, improved EBITDA, lower payments under restructuring programs and lower interest payments, partly offset by increased capital expenditures.

    Credit facilities

    TELUS' credit facilities at June 30, 2004 consisted of:
    - an $800 million (or U.S. Dollar equivalent) revolving credit facility with a four-year term expiring May 7, 2008 ($nil drawn along with $102.6 million in outstanding undrawn letters of credit);
    - a 364-day facility with $800 million (or U.S. Dollar equivalent) in available credit on a revolving basis and which is extendible at the Company's option on a non-revolving basis for one year for any amounts outstanding on the May 6, 2005 anniversary date ($nil drawn);
    - approximately $74 million in other bank facilities ($nil drawn and approximately $6.4 million in committed and outstanding undrawn letters of credit).

    Additionally, at June 30, 2004, the Company has accepted a fully underwritten commitment for a $500 million (or U.S. Dollar equivalent) unsecured bank credit facility for general corporate purposes. This 364-day credit facility, upon documentation, would be available until the earlier of October 31, 2005, and 364 days after the completion date of the Company's offers to purchase Microcell, should in fact this event occur.

    At June 30, 2004, TELUS had unutilized available liquidity well in excess of $1 billion. TELUS' new credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt to trailing 12-month EBITDA) to exceed
    4.0:1 (approximately 2.4 as at June 30, 2004) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense on a trailing 12-month basis) to be less than 2.0:1 (approximately 4.9 as at June 30,
    2004) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of net debt to EBITDA and EBITDA interest coverage. The calculations are not expected to be materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes, and continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

    Accounts receivable sale

    TELUS Communications Inc., a wholly-owned subsidiary of TELUS, is able to sell an interest in certain of its receivables up to a maximum of $650 million and is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service (DBRS), or the purchaser may require the sale program to be wound down. The necessary credit rating was exceeded by two levels at BBB(high) as of August 3, 2004. The proceeds of securitized receivables were $150 million at June 30, 2004, as compared with $485 million one year earlier and $300 million at December 31, 2003. Average proceeds from securitization were $212 million for the first six months of 2004, compared with $464 million in the same period in 2003. The Company is required to retain a minimum of $150 million proceeds under this program to keep it active.

    Credit ratings

    With the May 13, 2004 announcement of TELUS' bid for Microcell, the four credit rating agencies covering TELUS issued press releases confirming or placing under review TELUS' investment grade credit ratings. No rating changes have occurred since March 2, 2004.

    - Moody's Investors Services affirmed its 'Baa3' rating for TELUS Corporation with a stable outlook.

    - Fitch Ratings affirmed its 'BBB' ratings with a stable outlook for senior unsecured debt of TELUS Corporation and TELUS Communications Inc.

    - Dominion Bond Rating Service placed TELUS Corporation and TELUS Communications Inc. "Under Review with Developing Implications", indicating that the final rating determination will be made once the final terms of the Microcell transaction are confirmed.

    - Standard & Poor's placed its ratings for TELUS Corporation and TELUS Communications Inc. on CreditWatch with negative implications. S&P stated that the CreditWatch reflected uncertainty with respect to the final terms and conditions of a potential transaction, but that it did not foresee a situation where the ratings would be lowered by more than one notch.

Off-balance sheet arrangements and contractual liabilities
----------------------------------------------------------

    Financial instruments (Note 3 of the interim consolidated financial statements)

    During the first half of 2004, the Company entered into two series of hedging relationships to which hedge accounting has been applied: one series of hedging relationships results in fixing the Company's compensation cost arising from a specific grant of restricted stock units, and the other series of hedging relationships results in the notional conversion of $500 million of the 2006 (Canadian Dollar) Notes from a fixed interest rate of 7.5% to a floating interest rate based upon the three-month Bankers' Acceptance Canadian Dollar Offered Rate plus a spread.

    As at June 30, 2004, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rates on U.S. $35 million of fiscal 2004 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the Mobility segment.

    Fair value: The fair value of the Company's long-term debt, including the convertible debentures, is estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly. The fair value of the Company's debt at June 30, 2004 was estimated at $8,704 million
    ($8,699 million at December 31, 2003).

    Commitments and contingent liabilities (Note 15 of the interim consolidated financial statements)

    The Company has a number of commitments and contingent liabilities. The Company has $79.5 million in outstanding commitments for its restructuring programs as at June 30, 2004. In accordance with CRTC Price Cap Decisions 2002-34 and 2002-43, the Company defers a portion of revenues in a deferral account, which at June 30, 2004, was $100 million. The mechanism for disposing of balance of this deferral account, other than as already approved by the CRTC, is currently the subject of a CRTC proceeding, as discussed further in Risks and uncertainties - Regulation.

    The Company announced its intention to make unsolicited offers to purchase for cash all of the publicly traded shares and warrants of Microcell. The total equity value of the transaction is approximately $1.1 billion. The Company has bid for, or is negotiating for, certain sponsorships, including in relation to the 2010 Winter Olympic Games, that encompass material commitments.

    On May 21, 2004, the Canadian Industrial Relations Board declared TELE-MOBILE COMPANY and TELUS Communications Inc. a single employer for labour relations purposes. The Canadian Industrial Relations Board also determined that TELUS Mobility's non-unionized team members, predominantly located in Ontario and Quebec, performing work similar to their unionized TELUS Mobility counterparts in Alberta and British Columbia, should be included in the bargaining unit represented by the Telecommunications Workers Union. On June 23, 2004, both TELE-MOBILE COMPANY and TELUS Communications Inc. filed applications with the Federal Court of Appeal for a stay and a judicial review of the Canadian Industrial Relations Board Letter Decision 1088. The motion by TCI and TELUS Mobility for a stay was heard on July 19, 2004, and a stay was subsequently denied, while clarifying that the communications ban does not apply to TELUS Mobility. Should the ultimate operational and financial impacts of the outcome of the Federal Court of Appeal process differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

    Canadian GAAP requires the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a "worst-case scenario" and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events; in the normal course of its operations, the Company enters into obligations which GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company. As at June 30, 2004, the Company has no liability recorded in respect of performance guarantees, and has recorded a liability of $1.5 million (December 31, 2003 - $1.5 million) in respect of financial guarantees. The following table quantifies the maximum undiscounted guarantee amounts as at June 30, 2004, without regard for the likelihood of having to make such payment.


                                Performance         Financial
    ($ millions)              guarantees(1)       guarantees(1)        Total
    -------------------------------------------------------------------------
    2004 (balance of year)             6.7                 3.5          10.2
    2005                               3.8                 3.3           7.1
    2006                               3.3                 2.4           5.7
    2007                               2.6                 1.2           3.8
    2008                               1.9                 0.4           2.3

    (1) Annual amounts for performance guarantees and financial guarantees include the maximum guarantee amounts during any year of the term of the guarantee.

    In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The term of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of the obligations under such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications. As at June 30, 2004, the Company has no liability recorded in respect of indemnification obligations.

    A number of claims and lawsuits seeking damages and other relief are pending against the Company. For further discussion, see Risks and uncertainties - Claims and lawsuits.

Revised Guidance for 2004
-------------------------

    Management has revised annual guidance for 2004. The revised guidance excludes any potential impacts of the acquisition of Microcell.

    - Consolidated EBITDA increased by $25 million to reflect improved expectations for TELUS Mobility. Guidance for Communications segment EBITDA remains at $1.925 to $1.975 billion; however, Non-ILEC EBITDA was reduced by $10 million to reflect lower expectations for revenues due to continued market softness and start-up costs associated with implementation of major new contracts.

    - Earnings per share increased by 20 cents to reflect revised expectation for consolidated EBITDA and additional income tax settlements.

    - Communications segment capital expenditures, and consolidated capital expenditures, increased by approximately $75 million due to additional investments planned for improvements to internal systems and processes, delivery services to new customers, and development of new services.

    -  Free cash flow increased by $20 million for the items quantified in
       Note 2 below, while the expectation for Net debt to EBITDA has improved by 0.2 points as a results of higher EBITDA and higher cash balances contributing to a lower net debt.



                             ------------------------------------------------
                                        2004      2004 First            2004
                                     revised         quarter        Original
    Revised guidance summary        guidance        guidance         targets
    -------------------------------------------------------------------------
    Consolidated                                              $7.45 to $7.55
      Revenues                     No change       No change         billion
    -------------------------------------------------------------------------
      EBITDA(1)             $2.975 to $3.075                  $2.95 to $3.05
                                     billion       No change         billion
    -------------------------------------------------------------------------
      Earnings per share
       - basic                $1.30 to $1.50  $1.10 to $1.30  $1.05 to $1.25
    -------------------------------------------------------------------------
      Capital expenditures      Approx. $1.3                  Approx. $1.225
                                     billion       No change         billion
    -------------------------------------------------------------------------
      Free cash flow(2)       $1.15 to $1.25                  $1.13 to $1.23
                                     billion       No change         billion
    -------------------------------------------------------------------------
      Net debt to EBITDA(3)     2.3 times or                    2.5 times or
                                        less       No change            less
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Communications segment
      Revenue (external)           No change    $4.7 to $4.8   $4.8 to $4.85
                                                     billion         billion
    -------------------------------------------------------------------------
        Non-ILEC revenue        $525 to $550    $550 to $575    Approx. $610
                                     million         million         million
    -------------------------------------------------------------------------
      EBITDA                       No change       $1.925 to       $1.975 to
                                              $1.975 billion  $2.025 billion
    -------------------------------------------------------------------------
        Non-ILEC EBITDA       $(30) to $(40)  $(20) to $(30)      Approx. $5
                                     million         million         million
    -------------------------------------------------------------------------
      Capital expenditures      Approx. $950                    Approx. $875
                                     million       No change         million
    -------------------------------------------------------------------------
      High-speed Internet net
       additions                   No change       No change          Approx.
                                                                     125,000
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Mobility segment
      Revenue (external)    $2.675 to $2.725                   $2.65 to $2.7
                                     billion       No change         billion
    -------------------------------------------------------------------------
      EBITDA                   $1.05 to $1.1   $1.0 to $1.05 $975 million to
                                     billion         billion  $1.025 billion
    -------------------------------------------------------------------------
      Capital expenditures         No change       No change    Approx. $350
                                                                     million
    -------------------------------------------------------------------------
      Wireless subscriber
       net additions               No change       No change      375,000 to
                                                                     425,000
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (1) Earnings Before Interest, Taxes, Depreciation and Amortization as calculated below. The 2004 target also reflects adoption of CICA Handbook Section 3870 for share-based compensation and other share-based payments. The reconciling items below are Management's best estimates at this time and are not intended to provide guidance for each individual reconciling item.

        ($ millions)                2004 revised range    2004 target range
                                   --------------------  --------------------
        Operating revenues          7,450   to   7,550    7,450   to   7,550
        Less Operations expense     4,445        4,445    4,470        4,470
        Less Restructuring and
         workforce reduction costs     30           30       30           30
                                   -------      -------  -------      -------
        EBITDA                      2,975   to   3,075    2,950   to   3,050

    (2) Defined as EBITDA, adding Restructuring and workforce reduction costs, cash interest received and excess of share compensation expense over share compensation payments, subtracting cash interest paid, cash taxes, capital expenditures, and cash restructuring payments. The definition of free cash flow was amended for 2004 to reflect a change in how the Company measures operating performance, as restructuring payments are anticipated to occur for the foreseeable future, and the level of dividend payments is set after consideration of cash flows before dividends are paid out. The reconciling items below are Management's best estimates at this time and are not intended to provide guidance for each individual reconciling item.

        ($ millions)                2004 revised range    2004 target range
                                   --------------------  --------------------
        EBITDA                      2,975   to   3,075    2,950   to   3,050
        Restructuring and workforce
         reduction costs, net of
         cash payments                (95)         (95)     (85)         (85)
        Excess of share
         compensation expense
         over payments                 30           30       35           35
        Cash interest paid net of
         cash interest received      (615)        (615)    (650)        (650)
        Income taxes received
         (paid) excluding
         investment tax credits
         received                     155          155      105          105
        Capital expenditures
         (capex)                   (1,300)      (1,300)  (1,225)      (1,225)
                                   -------      -------  -------      -------
        Free cash flow              1,150   to   1,250    1,130   to   1,230

    (3) Net Debt to EBITDA, where EBITDA excludes Restructuring and workforce reduction costs. This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities.
    -------------------------------------------------------------------------

    5.  Risks and uncertainties

    The following are updates to the risks and uncertainties described in TELUS' 2003 Annual Report and 2004 first quarter Management's discussion and analysis, including filings on SEDAR (www.sedar.com) and filings on EDGAR (www.sec.gov).

    Competition

        Increased competition may adversely affect market shares, volumes and pricing

    In June 2004, Manitoba Telecom Services Inc. completed the purchase an existing national competitor Allstream, affecting the competitive landscape in Canada, particularly for business local, long distance, data, and other services. Allstream will potentially be a better-funded and financially stronger competitor as part of Manitoba Telecom.
    Shaw Cable clarified that it was planning to launch VOIP services in early 2005, delayed from the fall of 2004, and signed agreements with Bell Canada for wholesale network services in B.C. and Alberta. This gives Shaw the potential to offer local and long distance services in Western Canada in addition to entertainment and Internet services already provided.

    Other competitors have already begun to offer VOIP services or have announced plans to offer VOIP services. Increased competition for TELUS' local and long distance services is expected and the degree to which TELUS can expand its own VOIP services will depend on the outcome of the proceedings under Telecom Public Notice CRTC 2004 2 Regulatory framework for voice communication services using Internet protocol discussed below. TELUS continues to test and evaluate broadband entertainment services for potential introduction in the future.

    As a result of CRTC Decisions 2004-34 and 2003-49, TELUS must now provide high speed Internet to businesses and residences whose service is provided by local loops leased from TELUS in its ILEC territories by competitors. Implementing this decision allows TELUS to retain existing Internet accounts and relationships with customers when they choose to move their local service, and permits TELUS to extend Internet offers and promotions to customers that have already moved their local service; however, losses of local service customers in ILEC areas may be accelerated.

    Human resources

        Appeal of CIRB Letter Decision 1004 and Decision 271

    TCI has filed an application with the CIRB for reconsideration of its Letter Decision 1004 and Decision 271 as well as a judicial review application with the Federal Court of Appeal. The judicial review application has been stayed until the CIRB renders its reconsideration decision. Those decisions imposed a communications ban on TCI concerning communications on matters of employment and collective interest to its unionized employees and ordered TCI to offer binding arbitration to the TWU. If TCI is successful in its reconsideration applications before the CIRB in overturning the binding arbitration order, TCI could resume collective bargaining with the TWU.

    No decision with respect to this application has been rendered. There can be no assurances that compensation expense will be as planned, or that reduced productivity or work stoppage disruptions will not occur as a result of or following this pending application.

        CIRB Letter Decision 1088 and Decision 278

    On May 21, 2004, in Letter Decision 1088, the CIRB declared that TELE-MOBILE COMPANY, which operates a national wireless business under the TELUS Mobility trade name, and TCI were a single employer for labour relations purposes and that TELUS Mobility's non-unionized team members, predominantly located in Ontario and Quebec, who perform similar work as their unionized Mobility segment counterparts, should be included in the bargaining unit represented by the TWU. An application by TCI and TELUS Mobility for a stay was heard on July 19, 2004 and a stay was subsequently denied, while clarifying that the communications ban does not apply to TELUS Mobility. The judicial review application is scheduled to be heard by the Federal Court of Appeal in early October 2004. If TELUS Mobility and TCI are successful in their appeal to quash the CIRB's decisions, the matter would be referred back to the CIRB for a new hearing. Accordingly, the operational and financial impacts of the ultimate outcome of the appeal process cannot be determined at this time.

    Regulation - wireline operations

        Review and disposition of deferral accounts for the second price cap period - Telecom Public Notice CRTC 2004-1

    On March 24, 2004, the CRTC initiated a public proceeding, inviting proposals for disposing of the amounts accumulated in the incumbent local exchange carriers' (ILECs') deferral accounts during the first two years of the second price cap period (June 2002 through May 2004, except for TELUS Communications (Quebec) Inc., which is August 2002 through July
    2004). The CRTC has already determined that ILECs can recover from their deferral accounts certain mandated reductions in competitor services rates, service improvement plan costs, competitive digital network access discounts, and certain ongoing costs to support local number portability and local competition capital investments. The scope of the proceeding will address the remaining balance of the deferral accounts. Proceedings under this Public Notice are expected to continue through to the autumn 2004 and the Company anticipates that the CRTC will make its determination on this proceeding prior to the end of 2004. TELUS is participating in these proceedings.

        Regulatory framework for voice communication services using Internet protocol - Telecom Public Notice CRTC 2004-2

    In April 2004, the CRTC initiated a public proceeding and expressed its preliminary views regarding regulatory requirements for the provision of voice communication services using Internet protocol, also known as VOIP. Comments on the CRTC's preliminary views and related matters were filed by June 18, 2004, followed by an interrogatory process and a public consultation on September 21-22, 2004. This proceeding is expected to conclude on October 13, 2004 with the filing of reply comments. TELUS is participating in this process to present its view that the public policy environment must allow TELUS to take advantage of the full potential of VOIP.

    The CRTC's preliminary views appeared to divide VOIP service providers into two groups: ILECs who would be regulated in a manner similar to existing local service regulation; and others, including cable-TV companies, who would not be subject to price regulation. Non-regulated companies, including foreign competitors, would be able to use TELUS' IP network, while TELUS would be constrained from utilizing its own IP network to the fullest.

    Under the proposed rules, TELUS would face price regulation for VOIP in its ILEC territories in British Columbia, Alberta and Eastern Quebec, but not in the rest of Canada. TELUS already provides VOIP services in its Non-ILEC business market in Quebec and Ontario and expects to launch business VOIP services in its ILEC territories, subject to regulatory approval.

        Interconnection ruling - CRTC Decision 2004-46

    In July 2004, the CRTC modified aspects of the regulatory framework for the interconnection of local exchange carriers and introduces incremental changes to the local network interconnection regime established by the Commission in 1997. Three key respects of the changes are:

    - Competitive local exchange carriers ("CLECs") can now interconnect with an ILEC at a single point of interconnection in a given local interconnection region. The so-called local interconnection region will be based on geographic boundaries such as a county or municipality. Prior to this ruling, CLECs were required to establish a point of interconnection in each exchange in which they offered local service.

    - CLECs can now terminate long distance traffic to the ILEC at the point of interconnection, via the same trunks used to exchange local traffic. Prior to this ruling, only local traffic that both originated and terminated within a given local exchange could be exchanged by a CLEC, with the ILEC, and terminating toll traffic had to be routed over separate trunks.

    - Bill-and-keep compensation arrangements (with "mutual compensation" rates applicable, in instances of traffic imbalance) continue to apply to traffic exchanged between a CLEC and an ILEC at the point of interconnection. However, as a result of this ruling, terminating toll traffic can now be exchanged on a bill-and-keep basis between a CLEC and the ILEC, at the point of interconnection, in a given local interconnection region, with imbalance payments where applicable.

    The decision allows TELUS to file revised cost studies for new interconnection rates. The in-region financial impact of changes to the interconnection regime will ultimately depend on the traffic volumes under the new arrangements and the interconnection rates ultimately approved by the Commission. A benefit of the decision is that it will facilitate network deployment out-of-region for TELUS by allowing more efficient interconnection arrangements.

    Claims and lawsuits

        General

    A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position, excepting the items following.

        Pay equity

    On December 16, 1994, the Telecommunications Workers Union filed a complaint against BC TEL, a predecessor of TELUS Communications Inc., with the Canadian Human Rights Commission, alleging that wage differences between unionized male and female employees in British Columbia were contrary to the equal pay for work of equal value provisions in the Canadian Human Rights Act. In December 1998, the Canadian Human Rights Commission advised that it would commence an investigation of the Telecommunications Workers Union complaint. In February 2003, the Canadian Human Rights Commission offered to mediate a settlement of the complaint, but the Company declined the offer. In 2004, the Canadian Human Rights Commission appointed a conciliator to attempt to bring about a settlement of the complaint. If the conciliator is unable to settle the complaint, the Canadian Human Rights Commission may refer the matter to the Canadian Human Rights Tribunal for a formal hearing. The timing of the resolution of this matter is not practicably determinable, but resolution is not imminently expected. Should the ultimate resolution of the pay equity complaint differ from management's assessment and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

        TELUS Corporation Pension Plan and TELUS Edmonton Pension Plan:

    TELUS Corporation Pension Plan and TELUS Edmonton Pension Plan: In January 2002, the Company became aware of two statements of claim filed in the Alberta Court of Queen's Bench on December 31, 2001, and January 2, 2002, by plaintiffs alleging to be either members or business agents of the Telecommunications Workers Union. In one action, the three plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Corporation Pension Plan and in the other action, the two plaintiffs allege to be suing on behalf of all current or future beneficiaries of the TELUS Edmonton Pension Plan. The statement of claim in the TELUS Corporation Pension Plan related action named the Company, certain of its affiliates and certain present and former trustees of the TELUS Corporation Pension Plan as defendants, and claims damages in the sum of $445 million. The statement of claim in the TELUS Edmonton Pension Plan related action named the Company, certain of its affiliates and certain individuals who are alleged to be trustees of the TELUS Edmonton Pension Plan and claims damages in the sum of $15.5 million. On February 19, 2002, the Company filed statements of defence to both actions and also filed notices of motion for certain relief, including an order striking out the actions as representative or class actions. On May 17, 2002, the statements of claim were amended by the plaintiffs and include allegations, inter alia, that benefits provided under the TELUS Corporation Pension Plan and the TELUS Edmonton Pension Plan are less advantageous than the benefits provided under the respective former pension plans, contrary to applicable legislation, that insufficient contributions were made to the plans and contribution holidays were taken and that the defendants wrongfully used the diverted funds, and that administration fees and expenses were improperly deducted. The Company filed statements of defence to the amended statements of claim on June 3, 2002. An application for an order striking out the actions as representative or class actions was dismissed on December 17, 2003. The Company believes that it has good defences to the actions. Should the ultimate resolution of these actions differ from management's assessment and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

    Microcell acquisition-related risks factors

        Approvals under the Competition Act (Canada) and by Industry Canada

    TELUS' offers to purchase Microcell are subject to the satisfaction of a number of conditions, including required approvals from the Competition Bureau and Industry Canada. Competition Bureau has characterized TELUS' offers for Microcell as "very complex", which necessitates substantial assessments and a greater volume of work by the Competition Bureau. There can be no assurance that the Commissioner of Competition will issue a "no action" letter, or that Industry Canada will grant relief from spectrum cap limitations.

        Realization of tax, capital and operating synergies

    There can be no assurance that the bid will be completed and that future savings in taxes, capital expenditures and operations expected by management in connection with the outstanding Microcell acquisition bid will materialize as planned. Certain Microcell systems and processes would require integration with existing operations, and these integration activities could distract the organization and negatively impact customer service levels. There can be no assurance that the Company will be successful in migrating subscribers and that subscriber churn rates will be as expected.

        Achievement of long-term leverage targets

    The Company believes it has sufficient internally generated cash flow from operations and access to external resources to fund capital expenditures, make payments under restructuring programs, make planned 2004 debt repayments, pay dividends, and complete the purchase of Microcell. TELUS has already achieved its 2004 leverage target of
    2.5 times or less for Net Debt to EBITDA. The all-cash nature of TELUS' bid for Microcell, combined with Microcell's net debt position that would be assumed if the acquisition bid were successful, would temporarily reverse the trend of decreasing leverage. There can be no assurance that future financial market conditions will be favourable, that TELUS will be able to de-leverage as fast as desired, that debt ratings will remain at current levels, or that TELUS will be successful in executing its financing plans at rates, terms and conditions that are reasonable.


_____________________________________________________________________________

                              TELUS CORPORATION

                      CONSOLIDATED FINANCIAL STATEMENTS

                                (UNAUDITED)

                              JUNE 30, 2004
______________________________________________________________________________


Consolidated statements of income

                                                            Three months		             Six months
Periods ended June 30 (unaudited) (millions)	        2004		2003		        2004		2003
---------------------------------------------------------------------------------------------------------------------------------
		                                       (restated - Note 2(b))			(restated - Note 2(b))
OPERATING REVENUES	                              $ 1,865.6       $	1,773.3 	      $	3,669.4       $	3,514.2
---------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
  Operations		                                1,080.1 	1,053.5 		2,146.7 	2,123.6
  Restructuring and workforce reduction costs (Note 4)	    0.7 	    3.3 		   16.6 	    9.8
  Depreciation 		                                  320.7 	  322.0 		  642.4 	  640.6
  Amortization of intangible assets	     	           86.9 	   88.1 		  175.6 	  180.6
---------------------------------------------------------------------------------------------------------------------------------
 		                                        1,488.4 	1,466.9 		2,981.3 	2,954.6
---------------------------------------------------------------------------------------------------------------------------------
 OPERATING INCOME		                          377.2 	  306.4 		  688.1  	  559.6
  Other expense, net 		                            2.0 	    6.6 		    3.2 	   12.2
  Financing costs (Note 5) 		                  156.9 	  172.0 		  301.9 	  336.3
---------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	  218.3 	  127.8 		  383.0 	  211.1
  Income taxes (Note 6)		                           44.9 	   53.8 		  107.5 	   46.9
  Non-controlling interest		                    1.1 	    1.0 		    1.9 	    1.7
---------------------------------------------------------------------------------------------------------------------------------
NET INCOME		                                  172.3 	   73.0 	  	  273.6 	  162.5
  Preference and preferred share dividends		    0.8 	    0.8 		    1.7 	    1.7
---------------------------------------------------------------------------------------------------------------------------------
COMMON SHARE AND NON-VOTING SHARE INCOME	      $	  171.5       $	   72.2 	      $	  271.9       $	  160.8
=================================================================================================================================
INCOME PER COMMON SHARE AND NON-VOTING
  SHARE ($) (Note 7)
  - Basic 		                                    0.48 	    0.21 		    0.76 	    0.46
  - Diluted		                                    0.48 	    0.21 		    0.76 	    0.46
DIVIDENDS DECLARED PER COMMON SHARE AND
  NON-VOTING SHARE ($)		                            0.15 	    0.15 		    0.30 	    0.30
TOTAL WEIGHTED AVERAGE COMMON SHARES AND
  NON-VOTING SHARES OUTSTANDING (millions)
	- Basic		                                  354.3 	  348.6 		  353.7 	  347.7
	- Diluted	 	                          360.1 	  350.8 		  356.0 	  349.4

The accompanying notes are an integral part of these interim consolidated financial statements

Consolidated statements of retained earnings

                                                                                                     Six months
Periods ended June 30 (unaudited) (millions)	                                                2004		2003
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF YEAR	                                                              $	  741.7       $	  630.4
Transitional amount for share-based compensation arising from share options (Note 2(a))		  (25.1)	     -
---------------------------------------------------------------------------------------------------------------------------------
Adjusted opening balance		                                                          716.6 	  630.4
Net income		                                                                          273.6 	  162.5
---------------------------------------------------------------------------------------------------------------------------------
 		                                                                                  990.2 	  792.9
Less: 	Common Share and Non-Voting Share dividends paid, or payable, in cash 		           93.1 	   83.5
	Common Share and Non-Voting Share dividends reinvested, or to be reinvested,
          in shares issued from Treasury		                                           13.3 	   20.8
	Preference and preferred share dividends		                                    1.7 	    1.7
	Redemption premium on preference and preferred shares in excess of amount chargeable
          to contributed surplus (Note 14(c))		                                            2.3 	     -
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF PERIOD (Note 14)	                                                       $  879.8 	$	686.9
=================================================================================================================================

The accompanying notes are an integral part of these interim consolidated financial statements


Consolidated balance sheets


                                                                                                As at           As at
                                                                                              June 30,        December 31,
(unaudited) (millions)	                                                                        2004	        2003
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                          (restated - Note 2(b))
ASSETS
Current Assets
  Cash and temporary investments, net	                                                      $	  357.7       $	    6.2
  Accounts receivable (Notes 9, 16(b))		                                                  800.2   	  723.8
  Income and other taxes receivable 	                                                      	   94.9 	  187.4
  Inventories		                                                                           96.7 	  123.5
  Prepaid expenses and other (Note 16(b))		                                          262.0 	  172.4
  Current portion of future income taxes		                                          324.7 	  304.0
---------------------------------------------------------------------------------------------------------------------------------
 		                                                                                1,936.2 	1,517.3
---------------------------------------------------------------------------------------------------------------------------------
 Capital Assets, Net (Note 10)
  Property, plant, equipment and other		                                                7,674.8 	7,764.3
  Intangible assets subject to amortization		                                          762.9 	  844.7
  Intangible assets with indefinite lives		                                        2,954.6 	2,954.6
---------------------------------------------------------------------------------------------------------------------------------
 		                                                                               11,392.3        11,563.6
---------------------------------------------------------------------------------------------------------------------------------
 Other Assets
  Deferred charges (Note 11)		                                                          689.5 	  610.7
  Future income taxes		                                                                  411.7 	  626.0
  Investments		                                                                           41.9 	   41.9
  Goodwill		                                                                        3,117.7 	3,118.0
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                4,260.8 	4,396.6
---------------------------------------------------------------------------------------------------------------------------------
 	                                                                                      $17,589.3       $17,477.5
=================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable and accrued liabilities (Note 16(b))	                                      $	1,224.2       $	1,294.5
  Restructuring and workforce reduction accounts payable and accrued liabilities (Note 4)	   79.5 	  141.0
  Dividends payable		                                                                   54.0 	   53.5
  Preference and preferred shares and accrual for redemption thereof (Note 14(c))		   37.0 	     -
  Advance billings and customer deposits (Note 16(b))		                                  467.8 	  445.0
  Current maturities of long-term debt (Note 12)		                                  213.8 	  221.1
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                2,076.3 	2,155.1
---------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt (Note 12) 		                                                        6,736.5 	6,609.8
---------------------------------------------------------------------------------------------------------------------------------
Other Long-Term Liabilities (Note 13)		                                                1,076.3 	1,173.7
---------------------------------------------------------------------------------------------------------------------------------
Future Income Taxes		                                                                1,003.2 	1,007.0
---------------------------------------------------------------------------------------------------------------------------------
Non-Controlling Interest		                                                           10.5 	   10.7
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity (Note 14)
  Convertible debentures conversion option		                                            8.8 	    8.8
  Preference and preferred shares (Note 14(c))		                                             - 		   69.7
  Common equity		                                                                        6,677.7 	6,442.7
---------------------------------------------------------------------------------------------------------------------------------
 		                                                                                6,686.5 	6,521.2
---------------------------------------------------------------------------------------------------------------------------------
 	                                                                                      $17,589.3       $17,477.5
=================================================================================================================================

Commitments and Contingent Liabilities (Note 15)

The accompanying notes are an integral part of these interim consolidated financial statements

Consolidated statements of cash flows

							    Three months		             Six months
Periods ended June 30 (unaudited) (millions)		2004		2003			2004		2003
---------------------------------------------------------------------------------------------------------------------------------
		                                                  (restated - Note 2(b))		   (restated - Note 2(b))
OPERATING ACTIVITIES
Net income	                                      $	  172.3       $	   73.0 	      $	  273.6       $	  162.5
Adjustments to reconcile net income to cash
  provided by operating activities:
    Depreciation and amortization		          407.6 	  410.1 	 	  818.0 	  821.2
    Future income taxes 		                   98.7 	   59.3 		  190.5 	  253.2
    Share-based compensation		                    5.9 	     - 			   10.6 	     -
    Net employee defined benefit plans expense	            4.9 	   13.2 		    9.8 	   26.3
    Employer contributions to employee defined
      benefit plans		                          (57.9)	  (18.0)		  (86.5)	  (36.0)
    Restructuring and workforce reduction costs,
      net of cash payments (Note 4)		           (9.0)	  (44.3)		  (61.5)	 (191.7)
    Other, net		                                   11.5 	   28.0 		   17.6 	   34.9
    Net change in non-cash working capital
     (Note 16(c))		                         (145.0)	  (51.7)	  	  (95.0)	 (196.1)
---------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities		          489.0 	  469.6 		1,077.1  	  874.3
---------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures (Note 10)		                 (346.1)	 (305.5)		 (655.8)	 (513.3)
Proceeds from the sale of property and other assets	    4.3 	   19.0 		   16.4 	   38.3
Other		                                            0.2 	    0.5 		   (0.8)	    6.4
---------------------------------------------------------------------------------------------------------------------------------
Cash used by investing activities		         (341.6)	 (286.0)		 (640.2)	 (468.6)
---------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued		   16.8 	   21.0 		   43.8 	   41.1
Dividends to shareholders		                  (48.3)	  (43.8)		  (90.6)	  (88.6)
Payment for redemption of preference and preferred
 shares (Note 14(c))		                          (35.8)	     - 			  (35.8)	     -
Long-term debt issued (Note 12)		                   10.5 	  291.9 		   37.8 	  309.4
Redemptions and repayment of long-term debt (Note 12)	   (2.8)	 (440.1)		  (37.0)	 (640.2)
Other		                                           (3.6)	   (3.4)		   (3.6)	   (1.8)
---------------------------------------------------------------------------------------------------------------------------------
Cash used by financing activities		          (63.2)	 (174.4)		  (85.4)	 (380.1)
---------------------------------------------------------------------------------------------------------------------------------
CASH POSITION
Increase in cash and temporary investments, net		   84.2 	    9.2 		  351.5 	   25.6
Cash and temporary investments, net, beginning
 of period		                                  273.5 	    7.4 		    6.2 	   (9.0)
---------------------------------------------------------------------------------------------------------------------------------
Cash and temporary investments, net, end of period    $	  357.7       $	   16.6 	      $	  357.7       $	   16.6
=================================================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest paid	                                      $	  293.8       $	  298.8 	      $   316.6       $	  334.8
=================================================================================================================================
Interest received	                              $	    7.0       $	    0.3 	      $    21.2       $	    1.3
=================================================================================================================================
Income taxes (inclusive of Investment Tax Credits
 (Note 6)) received (paid)	                      $	   81.0       $	   (2.7)	      $   185.6       $	   (3.3)
=================================================================================================================================

The accompanying notes are an integral part of these interim consolidated financial statements


Notes to interim consolidated financial statements

JUNE 30, 2004 (unaudited)

TELUS Corporation is one of Canada's largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications service provider in Western Canada and provides data, Internet Protocol, voice and wireless services to Central and Eastern Canada.


1. Interim Financial Statements

The notes presented in these interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in TELUS Corporation's annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the TELUS Corporation audited consolidated financial statements for the year ended December 31, 2003. These interim consolidated financial statements follow the same accounting policies, other than as set out in Note 2 to these interim consolidated financial statements, and methods of their application as set out in the TELUS Corporation consolidated financial statements for the year ended December 31, 2003, including that certain of the comparative amounts have been reclassified to conform with the presentation adopted currently.

The term "Company" is used to mean TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.


2. Accounting Policy Developments

(a) Share-Based Compensation

Commencing with the Company's 2004 fiscal year, the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") for accounting for share-based compensation (such amendments arising in 2003) (CICA Handbook
Section 3870) apply to the Company. The amendments result in the Company no longer being able to use the intrinsic method of accounting for share options granted to employees for purposes of Canadian Generally Accepted Accounting Principles. The Company has selected the retroactive application without restatement method (also referred to as the modified-prospective transition method). The retroactive application without restatement method results in no share option expense being recognized in the Consolidated Statements of Income in fiscal years prior to 2004 (see Note 8(a)). The share option expense that is recognized in fiscal years subsequent to 2003 will be in respect of share options granted after 2001 and vesting in fiscal periods subsequent to 2003.

To reflect the fair value of options granted subsequent to 2001, and vesting prior to 2004, certain components of common equity in the December 31, 2003, Consolidated Balance Sheet balances would have been restated as follows (had restatement occurred):

										Cumulative transition
							    December 31, 	adjustment for share-
							      2003, as	         based compensation
							     previously	         arising from share           January 1,
(millions)			 			      reported		      options                   2004
---------------------------------------------------------------------------------------------------------------------------------
Common equity
  Common shares			                             $	2,349.1 	     $	     - 		     $	2,349.1
  Non-voting shares				                3,296.6 		    0.4 		3,297.0
  Options and warrants				                   51.5 		     - 			   51.5
  Accrual for shares issuable under channel
    stock incentive plan		                            0.6 		     - 			    0.6
  Cumulative foreign currency translation adjustment		   (2.7)		     - 			   (2.7)
  Retained earnings				                  741.7 		  (25.1)		  716.6
  Contributed surplus				                    5.9 		   24.7 		   30.6
---------------------------------------------------------------------------------------------------------------------------------
			                                     $	6,442.7 	     $	     - 		     $	6,442.7
=================================================================================================================================

(b) Equity Settled Obligations

Commencing with the Company's 2004 fiscal year, the Company early adopted the amended recommendations of the CICA for the presentation and disclosures of financial instruments (CICA Handbook Section 3860) specifically concerning the classification of obligations that an issuer can settle with its own equity instruments (such amendments arising in 2003). The amendments result in the Company's convertible debentures being classified as a liability on the Consolidated Balance Sheets and the associated interest expense correspondingly being classified with financing costs on the Consolidated Statements of Income. The conversion option embedded in the convertible debentures continues to be presented as a component of shareholders' equity. As required, these amended recommendations have been applied retroactively.

To reflect the reclassification of the convertible debentures as a liability, certain items of the Consolidated Income Statement for the three-month and six-month periods ended June 30, 2003, have been restated as follows:



Periods ended June 30, 2003	                    Three months		                    Six months
-------------------------------------------------------------------------------      --------------------------------------------
	                                            Adjustment to                                 Adjustment to
                                         As         reflect convertible   As            As        reflect convertible     As
                                      previously    debentures as a    currently     previously   debentures as a       reported
(millions except per share amounts)    reported	      liability        reported      reported         liability         currently
---------------------------------------------------------------------------------------------------------------------------------
Operating revenues	              $	1,773.3       $	    - 	      $	1,773.3       $	3,514.2       $	     - 	      $	3,514.2
Operating expenses		        1,466.9 	    - 		1,466.9  	2,954.6	             - 		2,954.6
---------------------------------------------------------------------------------------------------------------------------------
Operating income		          306.4 	    - 		  306.4 	  559.6 	     - 		  559.6
  Other expense, net		            6.6 	    - 		    6.6 	   12.2 	     - 		   12.2
  Financing costs		          169.1 	   2.9 		  172.0 	  330.7 	    5.6 	  336.3
---------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and non-
  controlling interest		          130.7 	  (2.9)		  127.8 	  216.7 	   (5.6)	  211.1
  Income taxes (recovery)		   54.9 	  (1.1)		   53.8 	   49.0 	   (2.1)	   46.9
  Non-controlling interest		    1.0 	    - 		    1.0 	    1.7 	     - 		    1.7
Net income		                   74.8 	  (1.8)		   73.0 	  166.0 	   (3.5)	  162.5
  Preference and preferred share
    dividends		                    0.8 	    - 		    0.8 	    1.7 	     - 		    1.7
  Interest on convertible debentures,
    net of income taxes		            1.8 	  (1.8)		     - 		    3.5 	   (3.5)	     -
---------------------------------------------------------------------------------------------------------------------------------
Common Share and Non-Voting Share
   income	                      $	   72.2 	$   - 	      $	   72.2       $	  160.8       $	     - 	      $   160.8
=================================================================================================================================
Income per Common Share and
   Non-Voting Share
	- Basic	                      $	   0.21 	$   - 	      $	    0.21      $	    0.46      $	     - 	      $	    0.46
	- Diluted	              $	   0.21 	$   - 	      $	    0.21      $	    0.46      $	     - 	      $	    0.46

To reflect the reclassification of the convertible debentures as a liability, certain line items of the December 31, 2003, Consolidated Balance Sheet balances have been restated as follows:

	                                                     December 31,          Adjustment to            December 31,
                                                              2003, as           reflect convertible          2003, as
                                                             previously           debentures as a             currently
(millions)                                                    reported               liability                reported
---------------------------------------------------------------------------------------------------------------------------------
Accounts payable and accrued liabilities		     $	1,294.1 	     $	    0.4 	     $	1,294.5
Long-Term Debt			                             $	6,469.4 	     $	  140.4 	     $	6,609.8
Shareholders' Equity
  Convertible debentures conversion option		     $	     - 		     $	    8.8 	     $	    8.8
  Convertible debentures		 	             $	  149.6 	     $	 (149.6)	     $	     -
---------------------------------------------------------------------------------------------------------------------------------

3. Financial Instruments

During the first half of 2004, the Company entered into two series of hedging relationships to which hedge accounting has been applied: one series of hedging relationships results in fixing the Company's compensation cost arising from a specific grant of restricted stock units (see Note 8(b)) and the other series of hedging relationships results in the notional conversion of $500 million of the 2006 (Canadian Dollar) Notes from a fixed interest rate of 7.5% to a floating interest rate based upon the three-month Bankers' Acceptance Canadian Dollar Offered Rate plus a spread.

As at June 30, 2004, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rates on U.S.$35 million of fiscal 2004 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the Mobility segment.

   Fair value: The fair value of the Company's long-term debt, including the convertible debentures, is estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly.

	                                                 As at June 30, 2004		       As at December 31, 2003
---------------------------------------------------------------------------------------------------------------------------------
                                                      Carrying          Fair                  Carrying          Fair
(millions)	                                       amount		value		       amount		value
---------------------------------------------------------------------------------------------------------------------------------
					                                                         (restated - Note 2(b))
Long-term debt(1) (Note 12)	                      $	6,959.1       $	7,934.7 	      $	6,839.7       $	7,840.2
Derivative financial instruments(2) used to manage
  interest rate and currency risks associated with
  U.S. dollar denominated debt (Note 13)	          625.3 	  763.6 		  739.6 	  858.6
Derivative financial instruments(2) used to manage
  interest rate risk associated with Canadian dollar
  denominated debt		                             - 		    6.0 		     - 		     -
---------------------------------------------------------------------------------------------------------------------------------
	                                              $	7,584.4       $	8,704.3 	      $	7,579.3       $	8,698.8
=================================================================================================================================
Derivative financial instruments(2) used to manage
  currency risks arising from U.S. dollar denominated
  purchases	                                      $	     - 	      $	   (0.5)	      $	     - 	      $	     0.1
=================================================================================================================================
Derivative financial instruments(2) used to manage
  changes in compensation costs arising from
  restricted stock units (Note 8(b))	              $	    0.3       $	    2.8 	      $	     - 	      $	      -
=================================================================================================================================

(1) Carrying amount of long-term debt, for purposes of this table, includes the carrying amount of the convertible debenture conversion option.
(2) Notional amount of all derivative financial instruments outstanding is $5,362.9 (December 31, 2003 - $4,822.9).

4. Restructuring and Workforce Reduction Costs

(a) Overview

Three-month periods ended June 30
(millions)						                  2004				           2003
-------------------------------------------------------------------------------------------------------    ----------------------
                                                        	        Operational  	        	      Operational
                                                        2004          Efficiency Program                    Efficiency Program
                                                   Initiatives(b)    (2001- 2003)(c)           Total         (2001- 2003) (c)
---------------------------------------------------------------------------------------------------------------------------------
Restructuring and workforce reduction costs
  Workforce reduction
     Voluntary	                                      $	     - 	      $	     - 		      $	     - 	      $	     -
     Involuntary		                            0.2 	     - 			    0.2 	     -
  Lease termination	                               	     - 		     - 			     - 		     -
     Other	                                 	    0.3 	    0.2 		    0.5 	    3.3
---------------------------------------------------------------------------------------------------------------------------------
 		                                            0.5 	    0.2 		    0.7 	    3.3
---------------------------------------------------------------------------------------------------------------------------------
Disbursements
  Workforce reduction
     Voluntary (Early Retirement Incentive Plan,
       Voluntary Departure Incentive Plan and other)	     - 		    0.1 		    0.1 	   27.9
     Involuntary and other		                    3.7 	    4.6 		    8.3 	   13.7
  Lease termination		                             - 		    1.1 		    1.1 	    2.0
  Other		                                             - 		    0.2 		    0.2 	    4.0
---------------------------------------------------------------------------------------------------------------------------------
		                                            3.7 	    6.0 		    9.7 	   47.6
---------------------------------------------------------------------------------------------------------------------------------
Expenses greater than (less than) disbursements		   (3.2)	   (5.8)		   (9.0)	  (44.3)
Restructuring and workforce reduction accounts
  payable and accrued liabilities, beginning of period	   14.4 	   74.1 		   88.5 	  253.0
---------------------------------------------------------------------------------------------------------------------------------
Restructuring and workforce reduction accounts
  payable and accrued liabilities, end of period      $	   11.2       $	   68.3 	      $	   79.5       $	  208.7
=================================================================================================================================


Six-month periods ended June 30
(millions)                                        	                    2004		                     2003
---------------------------------------------------------------------------------------------------------     -------------------

                                                      	                  Operational  	        	          Operational
                                                        2004            Efficiency Program                     Efficiency Program
                                                        Initiatives(b)  (2001- 2003)(c)         Total          (2001- 2003) (c)
---------------------------------------------------------------------------------------------------------------------------------
Restructuring and workforce reduction costs
  Workforce reduction
     Voluntary	                                      $	     - 	      $	     - 		      $	     - 	      $	     -
     Involuntary		                           15.9 	     - 			   15.9 	     -
  Lease termination		                             - 		     - 			     - 		    3.4
  Other		                                            0.3 	    0.4 		    0.7 	    6.4
---------------------------------------------------------------------------------------------------------------------------------
 		                                           16.2 	    0.4 		   16.6 	    9.8
---------------------------------------------------------------------------------------------------------------------------------
Disbursements
   Workforce reduction
      Voluntary (Early Retirement Incentive Plan,
         Voluntary Departure Incentive Plan and other)	     - 		   46.6 		   46.6 	  126.2
      Involuntary and other		                    5.0 	   23.3 		   28.3 	   63.1
   Lease termination		                             - 		    2.2 		    2.2 	    3.6
   Other		                                     - 		    1.0 		    1.0 	    8.6
---------------------------------------------------------------------------------------------------------------------------------
 		                                            5.0 	   73.1 		   78.1 	  201.5
---------------------------------------------------------------------------------------------------------------------------------
Expenses greater than (less than) disbursements		   11.2 	  (72.7)		  (61.5)	 (191.7)
Restructuring and workforce reduction accounts payable
   and accrued liabilities, beginning of period		     - 		  141.0 		  141.0 	  400.4
---------------------------------------------------------------------------------------------------------------------------------
Restructuring and workforce reduction accounts
   payable and accrued liabilities, end of period     $	   11.2       $	   68.3 	      $	   79.5       $	  208.7
=================================================================================================================================

(b) 2004 Initiatives

In the first quarter of 2004, a departmental reorganization was initiated, primarily in the Communications segment information technology resources area, consolidating from 15 locations to 2 primary locations. This reorganization, which has an estimated implementation cost in 2004 of $30 million and is planned for completion in 2004, is expected to enable greater efficiencies of scale.

(c) Operational Efficiency Program (2001-2003)

In 2001, the Company initiated the phased Operational Efficiency Program aimed at improving the Company's operating and capital productivity and competitiveness. The first phase of the Operational Efficiency Program was to complete merger-related restructuring activities in TELUS Mobility and the reorganization for TELUS Communications. The second phase of the Operational Efficiency Program, which commenced at the beginning of 2002, continued to focus on reducing staff, but also entailed a comprehensive review of enterprise-wide processes to identify capital and operational efficiency opportunities. The third phase of the Operational Efficiency Program, which commenced in the third quarter of 2002, was focused on operationalizing the initiatives identified during the second phase review and included: streamlining of business processes; reducing the TELUS product portfolio and processes that support them; optimizing the use of real estate, networks and other assets; improving customer order management; reducing the scope of corporate support functions; consolidating operational and administrative functions; and consolidating customer contact centres.

As at June 30, 2004, no future costs remain to be recorded under the Operational Efficiency Program, but variances from estimates currently recorded may be recorded in subsequent periods.


5. Financing Costs

Periods ended June 30 	                                  Three months		                   Six months
(millions)	                                        2004		2003		        2004		2003
---------------------------------------------------------------------------------------------------------------------------------
		                                                  (restated - Note 2(b))		   (restated - Note 2(b))
Interest on long-term debt	                      $	  162.9       $	  170.6 	      $	326.5 	      $	343.9
Interest on short-term obligations and other 		    4.6 	    3.4 		  6.4 		  4.4
Foreign exchange(1)		                           (0.1)	   (1.2)		 (0.7)		 (0.8)
---------------------------------------------------------------------------------------------------------------------------------
		                                          167.4 	  172.8 		332.2 	        347.5
Interest income, including interest on tax refunds	  (10.5)	   (0.8)		(30.3)		(11.2)
---------------------------------------------------------------------------------------------------------------------------------
	                                              $	  156.9       $	  172.0 	      $	301.9 	      $ 336.3
=================================================================================================================================

(1) For the three-month and six-month periods ended June 30, 2004, these amounts include gains (losses) of $(0.4) (2003 - $0.3) and $(0.7)
(2003 - $0.6), respectively, in respect of hedge ineffectiveness.

6. Income Taxes

Periods ended June 30 	                                   Three months		                  Six months
(millions)	                                        2004		2003		        2004		2003
---------------------------------------------------------------------------------------------------------------------------------
		                                                   (restated - Note 2(b))		   (restated - Note 2(b))
Current	                                              $	  (53.8)      $	   (5.5)	      $	  (83.0)      $	 (206.3)
Future		                                           98.7 	   59.3 		  190.5 	  253.2
---------------------------------------------------------------------------------------------------------------------------------
	                                              $	   44.9       $	   53.8 	      $	  107.5       $	   46.9
=================================================================================================================================

The Company's income tax expense differs from that calculated by applying statutory rates for the following reasons:


Three-month periods ended June 30 ($ in millions)	      2004		                       2003
---------------------------------------------------------------------------------------------------------------------------------
			                                                                       (restated - Note 2(b))
Basic blended federal and provincial tax at
  statutory income tax rates	                      $	   75.8            34.7%	      $	   47.3 	   37.0%
Tax rate differential on settlement of prior
  year tax issues		                          (34.2)				   (2.7)
Share option compensation		                    1.5 				     -
Other		                                           (2.0)				    4.2
---------------------------------------------------------------------------------------------------------------------------------
		                                           41.1 	   18.8%		   48.8 	   38.2%
Large corporations tax		                            3.8 				    5.0
---------------------------------------------------------------------------------------------------------------------------------
Income tax expense per Consolidated Statements
  of Income	                                      $	   44.9 	   20.6%	      $	   53.8 	   42.1%
=================================================================================================================================
Six-month periods ended June 30 ($ in millions)	              2004		                       2003
---------------------------------------------------------------------------------------------------------------------------------
			                                                                       (restated - Note 2(b))
Basic blended federal and provincial tax at
  statutory income tax rates	                      $	  132.9 	   34.7%	      $	   78.1 	   37.0%
Tax rate differential on settlement of prior
  year tax issues		                          (35.8)			          (49.7)
Share option compensation		                    3.4 			             -
Other		                                           (2.1)			            7.7
---------------------------------------------------------------------------------------------------------------------------------
		                                           98.4 	   25.7%		   36.1 	   17.1%
Large corporations tax		                            9.1 				   10.8
---------------------------------------------------------------------------------------------------------------------------------
Income tax expense per Consolidated Statements
 of Income	                                      $	  107.5 	   28.1%	      $	   46.9 	   22.2%
=================================================================================================================================

The Company conducts research and development activities, which are eligible to earn Investment Tax Credits. During the three-month and six-month periods ended June 30, 2004, the Company recorded Investment Tax Credits of NIL (2003 - NIL) and $0.5 million (2003 - $1.2 million), respectively, of which NIL (2003 - NIL) and $0.5 million (2003 - $1.0 million), respectively, was recorded as a reduction of "Operations expense" and the balance was recorded as a reduction of capital expenditures.

7. Per Share Amounts

Basic income per Common Share and Non-Voting Share is calculated by dividing Common Share and Non-Voting Share income by the total weighted average Common Shares and Non-Voting Shares outstanding during the period. Diluted income per Common Share and Non-Voting Share is calculated to give effect to share options and warrants and shares issuable on conversion of debentures.

The following tables present the reconciliations of the numerators and denominators of the basic and diluted per share computations.

Periods ended June 30 	                                   Three months		                    Six months
(millions)                                              2004		2003		       2004		2003

---------------------------------------------------------------------------------------------------------------------------------
		                                                    (restated - Note 2(b))		   (restated - Note 2(b))
Net income	                                      $	  172.3       $	   73.0 	      $	  273.6       $	  162.5
Deduct:
  Preference and preferred share dividends		    0.8 	    0.8 		    1.7 	    1.7
  Redemption premium on preference and
     preferred shares in excess of amount
     chargeable to contributed surplus (Note 14(c))	     - 		     - 			    2.3 	     -
---------------------------------------------------------------------------------------------------------------------------------
Basic Common Share and Non-Voting Share income		  171.5   	   72.2 		  269.6 	  160.8
Add: Interest charges applicable to convertible
   debentures, net of income tax effects		    1.8 	     - 			     - 	 	     -
---------------------------------------------------------------------------------------------------------------------------------
Diluted Common Share and Non-Voting Share income      $	  173.3       $	   72.2 	      $	  269.6       $	  160.8
=================================================================================================================================

Periods ended June 30 	                                    Three months		          Six months
(millions)                                          	2004		2003		        2004		2003

---------------------------------------------------------------------------------------------------------------------------------
Basic total weighted average Common Shares and
   Non-Voting Shares outstanding		          354.3 	  348.6 	          353.7 	  347.7
Effect of dilutive securities
  Exercise of share options and warrants		    2.0 	    2.2 		    2.3 	    1.7
  Exercise of convertible debentures conversion option	    3.8 	     - 			     - 		     -
---------------------------------------------------------------------------------------------------------------------------------
Diluted total weighted average Common Shares and
  Non-Voting Shares outstanding		                  360.1 	  350.8 		  356.0 	  349.4
=================================================================================================================================

For the three-month and six-month periods ended June 30, 2004, certain outstanding share options, in the amount of 18.9 million (2003 - 16.2 million) and 18.6 million (2003 - 16.5 million), respectively, were not included in the computation of diluted income per Common Share and Non-Voting Share because the share options' exercise prices were greater than the average market price of the Common Shares and Non-Voting Shares during the reported periods. Convertible debentures, which were convertible into 3.8 million shares, were not included in the computation of diluted income per Common Share and Non-Voting Share, excepting the computation for the three-month period ended June 30, 2004, as they were antidilutive.


8. Share-Based Compensation

(a) Share Options

Effective January 1, 2004, for purposes of Canadian Generally Accepted Accounting Principles, the Company applies the fair value based method of accounting for share-based compensation awards granted to employees. As the Company has selected the retroactive application without restatement method (see Note 2(a)), it must disclose the impact on net income and net income per Common Share and Non-Voting Share as if the fair value based method of accounting for the share-based compensation had been applied in the comparative period.

Periods ended June 30 	                                    Three months		           Six months
(millions except per share amounts)	                2004		2003		        2004		2003

---------------------------------------------------------------------------------------------------------------------------------
		                                                    (restated - Note 2(b))		   (restated - Note 2(b))
Net income
As reported	                                      $	  172.3       $	     73.0 	      $	  273.6       $	  162.5
Add: Share-based compensation arising from
  share options included in reported net income		    4.4 	       - 		    9.8 	     -
Deduct: Share-based compensation arising from
  share options determined under the fair value
  based method for all awards		                   (4.4)	     (4.9)		   (9.8)	   (9.0)
---------------------------------------------------------------------------------------------------------------------------------
Pro forma	                                      $	  172.3       $	     68.1 	      $	  273.6        $  153.5
=================================================================================================================================
Net income per Common Share and Non-Voting Share
  Basic
    As reported (using fair value method)	      $	    0.48 	N/A(2)		      $	    0.76 	N/A(2)
    As reported (using intrinsic value method)		N/A(1)(2)     $	    0.21 		N/A(1)(2)     $	    0.46
    Pro forma (using fair value method)	              $	    0.48      $	    0.19 	      $	    0.76      $	    0.44
  Diluted
    As reported (using fair value method)	      $	    0.48 	N/A(2)		      $	    0.76 	N/A(2)
    As reported (using intrinsic value method)		N/A(1)(2)     $	    0.21 		N/A(1)(2)     $	    0.46
    Pro forma (using fair value method)	              $	    0.48      $	    0.19 	      $	    0.76      $	    0.44

(1) For the three-month and six-month periods ended June 30, 2004, the per share amount of share-based compensation arising from share options determined under the fair value based method for all awards per Common Share and Non-Voting Share would be $0.01 basic and diluted and $0.03 basic and diluted, respectively.
(2) N/A - Net income per Common Share and Non-Voting Share have not been presented using the method indicated in the period indicated.

As only share options granted after 2001 are included, these disclosures are not likely to be representative of the effects on reported net income for future years. These disclosures reflect weighted average fair values of $6.77 (2003 - $5.44) and $7.74 (2003 - $4.31) for options granted in the three-month and six-month periods ended June 30, 2004, respectively. Share options typically vest over a three-year period and the vesting method of options, which is determined at the date of grant, may be either cliff or graded. The fair value of each option granted is estimated at the time of grant using the Black-Scholes model with weighted average assumptions for grants as follows:

Periods ended June 30	                                    Three months		           Six months
	                                                2004		2003		        2004		2003

---------------------------------------------------------------------------------------------------------------------------------
Risk free interest rate	                                    3.9%	    4.7%		    3.8%	    5.0%
Expected lives (years)	                                    4.5 	    4.5		            4.5 	    4.5
Expected volatility	                                   40.0%	   40.0%		   40.0%	   40.0%
Dividend yield	                                            2.7%	    3.3%		    2.4%	    4.0%
---------------------------------------------------------------------------------------------------------------------------------

(b) Other Share-Based Compensation

The Company uses restricted stock units as a form of incentive compensation. Each restricted stock unit is equal in value to one Non-Voting Share and the dividends that would have arisen thereon had it been an issued and outstanding Non-Voting Share are recorded as additional restricted stock units during the life of the restricted stock unit. The restricted stock units become payable as they vest over their lives (typically the vesting period is 33 months and the vesting method, which is determined at the date of grant, may be either cliff or graded). Reflected in the Consolidated Statements of Income as "Operations expense" for the three-month and six-month periods ended June 30, 2004, is compensation expense (recovery) arising from restricted stock units of $1.5 million (2003 - $(0.2 million)) and $2.6 million (2003 - $(0.2 million)), respectively.

The following table presents a summary of the activity related to the Company's restricted stock units for the three-month and six-month periods ended June 30, 2004.

Periods ended June 30, 2004	                             Three months		           Six months
---------------------------------------------------------------------------------------------------------------------------------
	                                             Number of 			             Number of
                                                     restricted       Weighted   	     restricted       Weighted
                                                    stock units     average price           stock units	    average price
---------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of period		      1,091,053 			       316,630
Issued
  Initial allocation		                         11,350       $	   21.80 	       851,449 	      $	   24.09
  In lieu of dividends		                          7,532 	   21.34 	        15,020 		   21.84
Exercised		                                   - 		     - 		       (73,164)		   24.26
Forfeited and cancelled		                        (19,227)	   24.79 	       (19,227)	           24.79
---------------------------------------------------------------------------------------------------------------------------------
Outstanding, end of period		              1,090,708 			     1,090,708
=================================================================================================================================

With respect to restricted stock units issued in the first quarter of 2004, the Company entered into a cash-settled equity forward agreement that fixes the cost to the Company at $26.61 per restricted stock unit in respect of 652,550 restricted stock units.


9. Accounts Receivable

On July 26, 2002, TELUS Communications Inc., a wholly-owned subsidiary of TELUS, entered into an agreement (the "2002 Securitization"), which was amended September 30, 2002, with an arm's-length securitization trust under which TELUS Communications Inc. is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully-serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. This "revolving-period" securitization agreement has an initial term ending July 18, 2007. TELUS Communications Inc. is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the initial term; at June 30, 2004, the rating was BBB (high).

	                                                                                        As at          As at
                                                                                              June 30,     December 31,
(millions)                                                                                      2004           2003
---------------------------------------------------------------------------------------------------------------------------------
Total managed portfolio	                                                                      $	  955.9       $	1,036.9
Securitized receivables		                                                                 (182.6)	 (369.5)
Retained interest in receivables sold		                                                   26.9 	   56.4
---------------------------------------------------------------------------------------------------------------------------------
 Receivables held	                                                                      $	  800.2       $	  723.8
=================================================================================================================================

For the three-month and six-month periods ended June 30, 2004, the Company recognized losses of $0.4 million (2003 - $1.8 million) and $0.2 million (2003
- $3.0 million), respectively, on the sale of receivables arising from the 2002 Securitization.



Cash flows from the 2002 Securitization are as follows:
Periods ended June 30                                       Three months		           Six months
(millions)	                                        2004		2003		        2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Cumulative proceeds from securitization, beginning
 of period	                                      $	  150.0       $	  454.0 	      $	  300.0       $	  475.0
Proceeds from new securitizations		             - 		   31.0 		     - 		   34.0
Securitization reduction payments		             - 		     - 			 (150.0)	  (24.0)
---------------------------------------------------------------------------------------------------------------------------------
Cumulative proceeds from securitization,
 end of period	                                      $	  150.0       $	  485.0 	      $	  150.0       $	  485.0
=================================================================================================================================
Proceeds from collections reinvested in revolving
 period securitizations	                              $	  372.5       $	  981.3 	      $	1,055.0       $	1,999.7
---------------------------------------------------------------------------------------------------------------------------------
Proceeds from collections pertaining to
 retained interest	                              $	   68.2       $	  209.9 	      $	  200.5       $	  416.4
=================================================================================================================================

10. Capital Assets


(a) Capital Assets, Net
                                                                      Accumulated
                                                                   Depreciation and
                                                        Cost	     Amortization	                   Net Book Value
---------------------------------------------------------------------------------------------------------------------------------
					                                                       As at            As at
(millions)                                                                                June 30, 2004   December 31, 2003
---------------------------------------------------------------------------------------------------------------------------------
Property, plant, equipment and other
  Telecommunications assets	                      $16,916.9       $11,021.3 	      $	5,895.6       $	6,002.4
  Assets leased to customers		                  415.4 	  361.9 		   53.5 	   60.0
  Buildings		                                1,621.8 	  783.1 		  838.7 	  832.0
  Office equipment and furniture	 	          912.0 	  660.7 		  251.3 	  265.0
  Assets under capital lease		                   17.7 	    7.0 		   10.7 	   14.2
  Other		                                          332.1 	  233.2 		   98.9 	  113.8
  Land		                                           47.7 	     - 			   47.7 	   49.0
  Plant under construction		                  454.0 	     - 			  454.0 	  405.0
  Materials and supplies		                   24.4 	     - 			   24.4 	   22.9
---------------------------------------------------------------------------------------------------------------------------------
 		                                       20,742.0        13,067.2 		7,674.8 	7,764.3
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets subject to amortization
  Subscriber base		                          362.9 	   84.0 	          278.9 	  289.7
  Software		                                1,054.2 	  652.7		          401.5 	  473.7
  Access to rights-of-way and other		          121.0 	   38.5 	           82.5 	   81.3
---------------------------------------------------------------------------------------------------------------------------------
 		                                        1,538.1 	  775.2 	          762.9 	  844.7
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets with indefinite lives
  Spectrum licences(1)		                        3,973.1         1,018.5 	        2,954.6 	2,954.6
---------------------------------------------------------------------------------------------------------------------------------
 	                                              $26,253.2       $14,860.9               $11,392.3       $11,563.6
=================================================================================================================================

(1) Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.

Included in capital expenditures for the three-month and six-month periods ended June 30, 2004, were additions of intangible assets subject to amortization of $56.1 million (2003 - $24.3 million) and $89.0 million (2003 - $44.2 million), respectively.

(b) Intangible Assets Subject to Amortization Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at June 30, 2004, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
---------------------------------------------------------------------------------------------------------------------------------
2004 (balance of year)			                                                                      $	  153.9
2005				                                                                                  210.4
2006				                                                                                  101.9
2007				                                                                                   34.1
2008				                                                                                   14.9


11. Deferred Charges

(millions)	                                                                                As at          As at
                                                                                               June 30,     December 31,
                                                                                                2004	        2003
---------------------------------------------------------------------------------------------------------------------------------
Recognized transitional pension assets and pension plan contributions
  in excess of charges to income 	                                                      $	  509.7       $	  426.8
Cost of issuing debt securities, less amortization		                                   37.5 	   39.2
Deferred customer activation and installation costs(1)		                                   85.8 	   80.8
Other		                                                                                   56.5 	   63.9
---------------------------------------------------------------------------------------------------------------------------------
	                                                                                      $	  689.5       $	  610.7
=================================================================================================================================

(1) Upfront customer activation fees, along with the corresponding direct costs not in excess of revenues, are deferred and recognized over the verage expected term of the customer relationship.

12. Long-Term Debt

(a) Details of Long-Term Debt

($ in millions)
											       As at	       As at
											      June 30,	    December 31,
				       Series		Rate	      Maturity			2004		2003
---------------------------------------------------------------------------------------------------------------------------------
						                                                           (restated - Note 2(b))
TELUS Corporation Notes
                                        CA		7.5%(1)		June 2006	        $1,573.3       $1,572.1
                                        U.S.		7.5%(1)		June 2007		 1,551.6 	1,507.4
                                        U.S.		8.0%(1)		June 2011		 2,557.0 	2,484.4
---------------------------------------------------------------------------------------------------------------------------------
						                                                 5,681.9 	5,563.9
---------------------------------------------------------------------------------------------------------------------------------
TELUS Corporation Convertible Debentures
		                                       6.75%(1)		June 2010		   141.0 	  140.4
---------------------------------------------------------------------------------------------------------------------------------
TELUS Corporation Credit Facilities	                  -%(2)	        May 2008		      - 	    7.0
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Debentures
                                        1	      12.00%(1)		May 2010		    50.0 	   50.0
                                        2	      11.90%(1)		November 2015		   125.0 	  125.0
                                        3	      10.65%(1)		June 2021		   175.0 	  175.0
                                        5	       9.65%(1)		April 2022		   249.0 	  249.0
                                        A	       9.50%(1)		August 2004		   189.5 	  189.5
                                        B	       8.80%(1)		September 2025		   200.0 	  200.0
---------------------------------------------------------------------------------------------------------------------------------
						                                                   988.5 	  988.5
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Medium Term Note Debentures
                                        96-9	       6.375%(1)	August 2004		    20.0 	   20.0
                                        99-1	       7.25%(1)		June 2030		     0.1 	    0.1
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                    20.1 	   20.1
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Senior Discount Notes		                                              - 	    0.4
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications (Quebec) Inc. First Mortgage Bonds(3)
                                        U	      11.50%(1)		July 2010	            30.0 	   30.0
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications (Quebec) Inc. Medium Term Notes(3)
                                        1		7.10%(1)	February 2007		    70.0 	   70.0
---------------------------------------------------------------------------------------------------------------------------------
Capital leases issued at varying rates of interest from 5.1% to 17.25% and maturing on
  various dates up to 2008		                                                             9.6 	   10.3
---------------------------------------------------------------------------------------------------------------------------------
Other 			                                                                             9.2 	    0.3
---------------------------------------------------------------------------------------------------------------------------------
Total debt					                    	                         6,950.3 	6,830.9
Less - current maturities					                                   213.8 	  221.1
---------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt				                                                        $6,736.5       $6,609.8
=================================================================================================================================

(1) Interest is payable semi-annually.
(2) Weighted average rate as at June 30, 2004 (December 31, 2003 - 4.325%).
(3) Pursuant to a July 1, 2004, internal transaction between two wholly-owned subsidiaries, these debts became obligations of TELUS Communications Inc. on July 1, 2004.

(b) TELUS Corporation Credit Facilities

TELUS Corporation's syndicated bank credit facilities at June 30, 2004, consist of: i) an $800 million (or U.S. Dollar equivalent) revolving credit facility expiring on May 7, 2008, used for general corporate purposes, and ii) an $800 million (or U.S. Dollar equivalent) 364-day revolving credit facility which is extendible at the Company's option on a non-revolving basis for any amounts outstanding on May 6, 2005, for one year on a non-revolving basis. These new facilities replaced the Company's existing committed credit facilities prior to the availability termination dates of such facilities.

TELUS Corporation's credit facilities are unsecured and bear interest at prime rate, U.S. Dollar Base Rate, a bankers' acceptance rate or London interbank offered rate ("LIBOR") (all such terms as used or defined in the credit facilities), plus applicable margins. The credit facilities contain customary representations and warranties and covenants including two financial quarter end financial ratio tests. The financial ratio tests are that the Company may not permit its long-term debt to operating cash flow ratio to exceed 4.0:1 and may not permit its operating cash flow to interest expense ratio to be less than 2.0:1, each as defined under the credit facilities.

Continued access to TELUS Corporation's credit facilities is not contingent on the maintenance by TELUS Corporation of a specific credit rating.

Additionally, at June 30, 2004, the Company has accepted a fully underwritten commitment for a $500 million (or U.S. Dollar equivalent) unsecured bank credit facility for general corporate purposes. This 364-day credit facility, upon documentation, would be available until the earlier of October 31, 2005, and 364 days after the completion date of the Company's offers to purchase Microcell Telecommunications Inc., should in fact this event occur (see Note 15(c)). The facility bears interest at prime rate, U.S. Dollar Base Rate, Bankers' Acceptance rate or London interbank offered rate ("LIBOR"), plus applicable margins. The facility also contains customary covenants.

(c) Long-Term Debt Maturities

Anticipated requirements to meet long-term debt repayments during each of the five years ending December 31 are as follows:

(millions)												     Total(1)
---------------------------------------------------------------------------------------------------------------------------------
2004(balance of year)											      $   212.5
2005														    3.4
2006														1,586.1
2007														1,870.0
2008														    2.4

(1)  Where applicable, repayments reflect hedged foreign exchange rates


13. Other Long-Term Liabilities

											       As at	       As at
											      June 30,      December 31,
(millions)											2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Deferred gain on sale-leaseback of buildings						      $   103.9       $   109.1
Pension and other post-retirement liabilities							  167.4 	  161.3
Deferred hedging liability									  625.3 	  739.6
Deferred customer activation and installation fees(1)						   85.8 	   80.8
Other												   93.9 	   82.9
---------------------------------------------------------------------------------------------------------------------------------
											      $ 1,076.3       $ 1,173.7
=================================================================================================================================

(1) Upfront customer activation fees, along with the corresponding direct costs not in excess of revenues, are deferred and recognized over the average expected term of the customer relationship.

14. Shareholders' Equity

(a)	Details of Shareholders' Equity

											       As at	       As at
											      June 30, 	    December 31,
($ in millions except per share amounts)							2004		2003
---------------------------------------------------------------------------------------------------------------------------------
													(restated - Note 2(b))
Convertible debentures conversion option (b)						      $     8.8       $     8.8
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Preference Shares and Preferred Shares (c)
	Authorized				Amount
	  Non-voting first preferred shares 	  Unlimited
								      Redemption
	Issued							      Premium
	Cumulative
	$6.00	Preference			  8,090			10.0%			    0.8 	    0.8
	$4.375	Preferred			 53,000			 4.0%			    5.3 	    5.3
	$4.50	Preferred			 47,500			 4.0%			    4.8 	    4.8
	$4.75	Preferred			 71,250			 5.0%			    7.1 	    7.1
	$4.75	Preferred (Series 1956)		 71,250			 4.0%			    7.1 	    7.1
	$5.15	Preferred			114,700			 5.0%			   11.5		   11.5
	$5.75	Preferred			 96,400			 4.0%			    9.6 	    9.6
	$6.00	Preferred			 42,750			 5.0%			    4.3 	    4.3
	$1.21 	Preferred 			768,400			 4.0%			   19.2		   19.2
---------------------------------------------------------------------------------------------------------------------------------
												   69.7 	   69.7
	Less: Reclassification to current liabilities						   69.7 	     -
---------------------------------------------------------------------------------------------------------------------------------
												     - 		   69.7
---------------------------------------------------------------------------------------------------------------------------------
Preferred equity
    Authorized				        Amount
    First Preferred Shares	  	        1,000,000,000
    Second Preferred Shares	  	        1,000,000,000
Common equity
 Shares
    Authorized				        Amount
       Common Shares				1,000,000,000
       Non-Voting Shares			1,000,000,000
    Issued
       Common Shares (d)									2,385.1 	2,349.1
	  Non-Voting Shares (d)									3,333.5 	3,296.6
 Options and warrants (e)								           41.0 	   51.5
 Accrual for shares issuable under channel stock incentive plan (f)			            0.5 	    0.6
 Cumulative foreign currency translation adjustment					           (1.1)	   (2.7)
 Retained earnings									          879.8 	  741.7
 Contributed surplus (g)									   38.9 	    5.9
---------------------------------------------------------------------------------------------------------------------------------
												6,677.7 	6,442.7
---------------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity								      $ 6,686.5       $ 6,521.2
=================================================================================================================================

(b) Convertible Debenture Conversion Option

At June 30, 2004, 3.8 million (December 31, 2003 - 3.8 million) shares are reserved for issuance upon exercise of convertible debenture conversion options.


(c) TELUS Communications Inc. Preference and Preferred Shares

TELUS Communications Inc. has the right to redeem the Preference and Preferred shares upon giving three months' previous notice. On March 25, 2004, TELUS Communications Inc. issued notices of redemption for all nine classes of its outstanding publicly traded preference and preferred shares for redemption during the third quarter of 2004 for total consideration of approximately $72.8 million. Of the redemption premium of $3.1 million, $0.8 million is chargeable against contributed surplus with the balance being charged to retained earnings. As July 1, 2004, was a Canadian banking holiday, the Company made a payment of $35.8 million on June 30, 2004, for the July 1, 2004, redemption of preference and preferred shares. The net carrying amount of the preference and preferred shares has been reclassified to current liabilities, along with the associated net redemption premium.

(d) Changes in Common Shares and Non-Voting Shares

Periods ended June 30, 2004				   Three months				    Six months
---------------------------------------------------------------------------------------------------------------------------------
						     Number of	       Amount	 	     Number of	       Amount
						       shares	    (millions)	 	       shares	    (millions)
---------------------------------------------------------------------------------------------------------------------------------
Common Shares
  Beginning of period				  191,573,384 	      $ 2,369.4 	  190,800,015 	      $ 2,349.1
  Exercise of share options (h)				9,474 		    0.1 	       59,718 		    1.4
  Employees' purchase of shares (i)		      629,349 		   14.5 	    1,301,176 		   32.1
  Dividends reinvested in shares		       41,127 		    1.1 	       92,425 		    2.5
---------------------------------------------------------------------------------------------------------------------------------
  End of period				          192,253,334 	      $ 2,385.1 	  192,253,334 	      $ 2,385.1
=================================================================================================================================
Non-Voting Shares
  Beginning of period				  162,088,340 	      $ 3,326.2 	  161,042,369 	      $ 3,296.6
  Transitional amount for share-based compensation
   arising from share options (Note 2(a))		    - 		     - 			    - 		    0.4
---------------------------------------------------------------------------------------------------------------------------------
  Adjusted opening balance			  162,088,340 		3,326.2 	  161,042,369 		3,297.0
  Exercise of warrants (e)		                    - 		     - 		       76,000 		    2.8
  Channel stock incentive plan (f)		       11,875 		    0.2 	       23,600 		    0.5
  Exercise of share options (h)		               56,824 		    1.2 	      520,908 		   15.8
  Dividend Reinvestment and Share Purchase Plan (j)
    Dividends reinvested in shares		      257,648 		    5.7 	      743,397 		   17.0
    Optional cash payments				8,536 		    0.2 	       16,949 		    0.4
---------------------------------------------------------------------------------------------------------------------------------
End of period					  162,423,223 	      $ 3,333.5 	  162,423,223 	      $ 3,333.5
=================================================================================================================================

(e) Options and Warrants

Upon its acquisition of Clearnet Communications Inc. ("Clearnet") in 2000, the Company was required to record the intrinsic value of Clearnet options and warrants outstanding at that time. As these options and warrants are exercised, the corresponding intrinsic values are reclassified to share capital. As these options and warrants are forfeited or expire, the corresponding intrinsic values are reclassified to contributed surplus. Proceeds arising from the exercise of these options and warrants are credited to share capital.

Under the terms of the arrangement to acquire Clearnet, effective January 18, 2001, TELUS Corporation exchanged the warrants held by former Clearnet warrant holders. Each warrant entitles the holder to purchase a Non-Voting Share at a price of U.S.$10.00 per share until September 15, 2005. As at June 30, 2004,
0.7 million (December 31, 2003 - 0.8 million) warrants remained outstanding.

(f) Channel Stock Incentive Plan

The Company initiated the Plan to increase sales of various products and services by providing additional performance-based compensation in the form of Non-Voting Shares. The Company has reserved 0.2 million (December 31, 2003 -
0.2 million) shares for issuance under the Plan. As at June 30, 2004, shares earned, but not yet issued, are accrued as a component of Common Equity.

(g) Contributed Surplus

The following table presents a summary of the activity related to the Company's contributed surplus for the three-month and six-month periods ended June 30, 2004:

Periods ended June 30, 2004 (millions)							    Three months     Six months
---------------------------------------------------------------------------------------------------------------------------------
Balance, beginning of period							 	      $    34.7       $     5.9
Transitional amount for share-based compensation arising from share options (Note 2(a))		     - 		   24.7
---------------------------------------------------------------------------------------------------------------------------------
Adjusted opening balance									   34.7 	   30.6
Share option expense recognized in period (Note 8(a))						    4.4 	    9.8
Share option expense reclassified to Non-Voting Share capital account upon exercise
 of share options										   (0.2)	   (0.7)
Redemption premium on preference and preferred shares (c)					     - 		   (0.8)
---------------------------------------------------------------------------------------------------------------------------------
Balance, end of period									      $    38.9       $    38.9
=================================================================================================================================

(h) Share Option Plans

The Company has a number of share option plans under which directors, officers and other employees receive options to purchase Common Shares and/or Non-Voting Shares at a price equal to the fair market value at the time of grant. Options granted under the plans may be exercised over specific periods not to exceed 10 years from the time of grant. At June 30, 2004, 30.9 million (December 31, 2003
- 29.5 million) shares are reserved for issuance under the share option plans.

The following table presents a summary of the activity related to the Company's share options plans for the three-month and six-month periods ended June 30, 2004.

Periods ended June 30, 2004				   Three months				    Six months
---------------------------------------------------------------------------------------------------------------------------------
								      Weighted 				      Weighted
						     Number of     average option	     Number of     average option
						       shares	       price		       shares	       price
---------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of period		     26,640,734       $    25.06 	     25,773,832       $    24.85
Granted							 64,500 	   22.06 	      1,736,791 	   24.69
Exercised						(66,298)	   15.45 	       (580,626)	   13.50
Forfeited					       (422,642)	   23.97 	       (582,722)	   24.79
Expired and cancelled					      - 	     - 		       (130,981)	   24.76
---------------------------------------------------------------------------------------------------------------------------------
Outstanding, end of period			     26,216,294 	   25.09 	     26,216,294 	   25.09
=================================================================================================================================

(i) Employee Share Purchase Plan

The Company has an employee share purchase plan under which eligible employees can purchase Common Shares through regular payroll deductions by contributing between 1% and 6% of their pay. The Company contributes two dollars for every five dollars contributed by an employee. The Company records its contributions as a component of operating expenses. For the three-month and six-month periods ended June 30, 2004, the Company contributed $5.7 million (2003 - $5.2 million) and $11.8 million (2003 - $10.9 million), respectively, to this plan. Under this plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. Prior to February 2001, when the issuance of shares from Treasury commenced, all Common Shares issued to employees under the plan were purchased on the market at normal trading prices. At June 30, 2004, 2.1 million (December 31, 2003 - 3.5 million) shares are reserved for issuance under the employee share purchase plan.

(j) Dividend Reinvestment and Share Purchase Plan

The Company has a Dividend Reinvestment and Share Purchase Plan under which eligible shareholders may acquire Non-Voting Shares through the reinvestment of dividends and additional optional cash payments. Excluding Non-Voting Shares purchased by way of additional optional cash payments, the Company, at its discretion, may offer the Non-Voting Shares at up to a 5% discount from the market price. Shares purchased through optional cash payments are subject to a minimum investment of $100 per transaction and a maximum investment of $20,000 per calendar year. Under this Plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the market. At June 30, 2004, 1.5 million (December 31, 2003 - 2.3 million) shares are reserved for issuance under the Dividend Reinvestment and Share Purchase Plan.


15.  Commitments and Contingent Liabilities

(a) CRTC Decisions 2002-34 and 2002-43 Deferral Accounts

On May 30, 2002, and on July 31, 2002, the Canadian Radio-television and Telecommunications Commission ("CRTC") issued Decisions 2002-34 and 2002-43, respectively, and introduced the concept of a deferral account. The Company must make significant estimates and assumptions in respect of the deferral accounts given the complexity and interpretation required of Decisions 2002-34 and 2002-43. Accordingly, the Company estimates, and records, a liability ($100 million as of June 30, 2004 (December 31, 2003 - $76 million)) to the extent that activities it has undertaken, other qualifying events and realized rate reductions for Competitor Services do not extinguish it. Management is required to make estimates and assumptions in respect of the offsetting nature of these items. If the CRTC, upon its annual review of the Company's deferral account, disagrees with management's estimates and assumptions, the CRTC may adjust the deferral account balance and such adjustment may be material.

On March 24, 2004, the CRTC issued Telecom Public Notice CRTC 2004-1 "Review and disposition of the deferral accounts for the second price cap period" which initiated a public proceeding inviting proposals on the disposition of the amounts accumulated in the incumbent local exchange carriers' deferral accounts during the first two years of the second price cap period. The Company anticipates that the CRTC will make its determination on this proceeding prior to the end of the current calendar year.

(b) Labour Negotiations

Collective bargaining with the Telecommunications Workers Union: In 2000, TELUS commenced collective bargaining with the Telecommunications Workers Union for a new collective agreement replacing the five legacy agreements from BC TELECOM and Alberta-based TELUS. Following the Clearnet acquisition and subsequent transactions, the Mobility business assumed responsibility for separate negotiations for its unionized operations in British Columbia and Alberta (see Canadian Industrial Relations Board Decision Letter 1088 and Decision 278 following). This is the first round of collective bargaining since the merger of BC TELECOM and TELUS Alberta and the Company's aim is to replace the multiple legacy collective agreements with a single collective agreement for the new bargaining unit.

During the fourth quarter of 2002, the Company's application to the Federal Minister of Labour, as provided for under the Canada Labour Code, requesting the appointment of a federal conciliator was granted.

In January 2003, the Company and the Telecommunications Workers Union signed a Maintenance of Activities agreement, as required by federal legislation. This agreement ensures the continuation of services to 911 emergency, police, fire, ambulance, hospitals and coast guard, with provisions to cover other potential emergency services necessary to prevent immediate and serious danger to the health or safety of the public, in the event of a work stoppage. Also in January 2003, the Company and the Telecommunications Workers Union agreed to an extension of the conciliation process to include a global review of all outstanding issues and a subsequent 60-day conciliation period. In the first quarter of 2004, the 60-day period concluded and the outstanding issues were not resolved.

On January 15, 2004, the Federal Minister of Labour appointed the two conciliators as mediators to continue to work with the Company and the Telecommunications Workers Union towards a possible resolution.

On January 28, 2004, the Canadian Industrial Relations Board ruled, in response to an unfair labour practice complaint filed by the Telecommunications Workers Union, that the Company must make an offer of binding arbitration to the Telecommunications Workers Union to settle the collective agreement between the parties. The Company made the offer of binding arbitration on January 29, 2004, and on January 30, 2004, the Telecommunications Workers Union accepted the offer. Under the provisions of binding arbitration, no legal labour disruption can occur.

With the assistance of mediators, the Company and the Telecommunications Workers Union have discussed the binding arbitration process including the selection of an arbitrator, terms of reference/guiding principles that an arbitrator would take into consideration, hearing location and dates, however, many of these items remain unresolved.

The Company has filed an application for reconsideration with the Canadian Industrial Relations Board and an appeal in the Federal Court of Appeal of the Canadian Industrial Relations Board's decision directing the Company to offer binding arbitration.

The operational and financial impacts of the outcome of the reconsideration and appeal processes on the Company are not practicably determinable currently.

Canadian Industrial Relations Board Letter Decision 1088 and Decision 278: On May 21, 2004, the Canadian Industrial Relations Board declared TELE-MOBILE COMPANY and TELUS Communications Inc. a single employer for labour relations purposes. The Canadian Industrial Relations Board also determined that the Mobility segment's non-unionized team members, predominantly located in Ontario and Quebec, performing work similar to their unionized Mobility segment counterparts in British Columbia and Alberta, should be included in the Telecommunications Workers Union bargaining unit without a representational vote.

On June 23, 2004, both TELE-MOBILE COMPANY and TELUS Communications Inc. filed an application to the Federal Court of Appeal for a stay and a judicial review of the Canadian Industrial Relations Board Letter Decision 1088 and the subsequent Decision 278. The stay application was granted in part on July 23, 2004. The Federal Court of Appeal held that the Mobility segment may communicate with its eastern employees affected by the Canadian Industrial Relations Board Letter Decision 1088 and Decision 278 (unlike the communication ban that continues in respect of TELUS Communications Inc.'s unionized team members represented by the Telecommunications Workers Union). The other aspects of the stay application were otherwise denied by the Federal Court of Appeal. However, the Federal Court of Appeal has invited TELE-MOBILE COMPANY and TELUS Communications Inc. to bring a new application should circumstances change such that irreparable harm becomes imminent.

Should the ultimate operational and financial impacts of the outcome of the Federal Court of Appeal process differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

(c) Microcell Telecommunications Inc.

On May 13, 2004, the Company announced its intention to make unsolicited offers to purchase for cash all of the issued and outstanding Class A Restricted Voting Shares, Class B Non-Voting Shares, Warrants 2005 and Warrants 2008 of Microcell Telecommunications Inc., which offers were made May 17, 2004. The total equity value of the transaction is approximately $1.1 billion. The offers, which were to expire on June 22, 2004, were extended to July 22, 2004, and further extended to August 20, 2004.

(d) Commitments

The Company has bid for, or is negotiating for, certain sponsorships, including in relation to the 2010 Winter Olympic Games, that encompass material commitments.

(e) Guarantees

Canadian generally accepted accounting principles require the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a "worst-case scenario" and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events; in the normal course of its operations, the Company enters into obligations which GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company.

Performance guarantees: Performance guarantees contingently require a guarantor to make payments to a guaranteed party based on a third party's failure to perform under an obligating agreement. TELUS provides sales price guarantees in respect of employees' principal residences as part of its employee relocation policies. In the event that the Company is required to honour such guarantees, it purchases (for immediate resale) the property from the employee.

The Company has guaranteed third parties' financial obligations as part of facility naming rights agreements. The guarantees, in total, run through to December 31, 2014, on a declining-balance basis and are of limited recourse.

As at June 30, 2004, the Company has no liability recorded in respect of the aforementioned performance guarantees.

Financial guarantees: In conjunction with its 2001 exit from the equipment leasing business, the Company provided a guarantee to a third party with respect to certain specified telecommunication asset and vehicle leases. If the lessee were to default, the Company would be required to make a payment to the extent that the realized value of the underlying asset is insufficient to pay out the lease; in some instances, the Company could be required to pay out the lease on a gross basis and realize the underlying value of the leased asset itself. As at June 30, 2004, the Company has a liability of $1.5 million (December 31, 2003 - $1.5 million) recorded in respect of these lease guarantees.

The following table quantifies the maximum undiscounted guarantee amounts as at June 30, 2004, without regard for the likelihood of having to make such payment.

							    Performance		     Financial
(millions)						   guarantees(1)	   guarantees(1)	       Total
---------------------------------------------------------------------------------------------------------------------------------
2004 (balance of year)					      $     6.7 	      $     3.5 	      $    10.2
2005								    3.8 		    3.3 		    7.1
2006								    3.3 		    2.4 		    5.7
2007								    2.6 		    1.2 		    3.8
2008								    1.9 		    0.4 		    2.3

(1) Annual amounts for performance guarantees and financial guarantees include the maximum guarantee amounts during any year of the term of the guarantee.



Indemnification obligations: In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The term of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of the obligations under such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

In connection with its 2001 disposition of TELUS' directory business, the Company agreed to bear a proportionate share of the purchaser's increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company's proportionate share would be 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the CRTC take any action which would result in the purchaser being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the purchaser in respect of any losses that the purchaser incurred.

As at June 30, 2004, the Company has no liability recorded in respect of indemnification obligations.

(f) Claims and Lawsuits

General: A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position, excepting the items enumerated following.

Pay equity: On December 16, 1994, the Telecommunications Workers Union filed a complaint against BC TEL, a predecessor of TELUS Communications Inc., with the Canadian Human Rights Commission, alleging that wage differences between unionized male and female employees in British Columbia were contrary to the equal pay for work of equal value provisions in the Canadian Human Rights Act. In December 1998, the Canadian Human Rights Commission advised that it would commence an investigation of the Telecommunications Workers Union complaint. In February 2003, the Canadian Human Rights Commission offered to mediate a settlement of the complaint, but the Company declined the offer. In 2004, the Canadian Human Rights Commission appointed a conciliator to attempt to bring about a settlement of the complaint. If the conciliator is unable to settle the complaint, the Canadian Human Rights Commission may refer the matter to the Canadian Human Rights Tribunal for a formal hearing. The timing of the resolution of this matter is not practicably determinable, but resolution is not imminently expected. The Company believes that it has good defences to the Telecommunications Workers Union's complaint. Should the ultimate resolution of the pay equity complaint differ from management's assessment and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

TELUS Corporation Pension Plan and TELUS Edmonton Pension Plan: In January 2002, the Company became aware of two statements of claim filed in the Alberta Court of Queen's Bench on December 31, 2001, and January 2, 2002, by plaintiffs alleging to be either members or business agents of the Telecommunications Workers Union. In one action, the three plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Corporation Pension Plan and in the other action, the two plaintiffs allege to be suing on behalf of all current or future beneficiaries of the TELUS Edmonton Pension Plan. The statement of claim in the TELUS Corporation Pension Plan related action named the Company, certain of its affiliates and certain present and former trustees of the TELUS Corporation Pension Plan as defendants, and claims damages in the sum of $445 million. The statement of claim in the TELUS Edmonton Pension Plan related action named the Company, certain of its affiliates and certain individuals who are alleged to be trustees of the TELUS Edmonton Pension Plan and claims damages in the sum of $15.5 million. On February 19, 2002, the Company filed statements of defence to both actions and also filed notices of motion for certain relief, including an order striking out the actions as representative or class actions. On May 17, 2002, the statements of claim were amended by the plaintiffs and include allegations, inter alia, that benefits provided under the TELUS Corporation Pension Plan and the TELUS Edmonton Pension Plan are less advantageous than the benefits provided under the respective former pension plans, contrary to applicable legislation, that insufficient contributions were made to the plans and contribution holidays were taken and that the defendants wrongfully used the diverted funds, and that administration fees and expenses were improperly deducted. The Company filed statements of defence to the amended statements of claim on June 3, 2002. An application for an order striking out the actions as representative or class actions was dismissed on December 17, 2003. The Company believes that it has good defences to the actions. Should the ultimate resolution of these actions differ from management's assessment and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.


16. Additional Financial Information

(a) Income Statement

Periods ended June 30 					   Three months				     Six months
(millions)						2004		2003			2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Advertising expense				      $    35.3       $    34.1 	      $    67.3       $    60.4
---------------------------------------------------------------------------------------------------------------------------------

(b) Balance Sheet

											       As at	       As at
											      June 30,	    December 31,
(millions)			 							        2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Accounts receivable
  Customer accounts receivable								      $   720.3       $   624.1
  Accrued receivables										  140.6 	  158.4
  Allowance for doubtful accounts								  (70.9)	  (67.6)
  Other												   10.2 	    8.9
---------------------------------------------------------------------------------------------------------------------------------
											      $	  800.2       $   723.8
=================================================================================================================================
Prepaid expense and other
  Prepaid expenses									      $	  152.5       $    86.6
  Deferred customer activation and installation costs						   66.7 	   77.2
  Other												   42.8 	    8.6
---------------------------------------------------------------------------------------------------------------------------------
											      $	  262.0       $   172.4
=================================================================================================================================
Accounts payable and accrued liabilities
  Trade accounts payable								      $	  239.2       $   377.6
  Accrued liabilities										  460.7 	  384.1
  Payroll and other employee-related liabilities						  410.0 	  430.4
  Interest payable										   72.0 	   72.4
  Other												   42.3 	   30.0
---------------------------------------------------------------------------------------------------------------------------------
											      $ 1,224.2       $ 1,294.5
=================================================================================================================================
Advance billings and customer deposits
  Advance billings									      $	  376.5       $   340.9
  Deferred customer activation and installation fees						   66.7 	   77.2
  Customer deposits										   24.6 	   26.9
---------------------------------------------------------------------------------------------------------------------------------
											      $   467.8       $   445.0
=================================================================================================================================

(c) Supplementary Cash Flow Information

Periods ended June 30 					    Three months			     Six months
(millions)						2004		2003			2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Net change in non-cash working capital
  Accounts receivable				      $   (37.5)      $    53.8 	      $   (76.4)      $   140.8
  Income and other taxes receivable			   22.6 	   (5.5)		   92.5 	 (217.1)
  Inventories						   21.1 	    4.7 		   26.8 	   14.9
  Prepaid expenses and other				  (54.0)	  (42.6)		  (89.6)	  (60.1)
  Accounts payable and accrued liabilities		 (110.1)	  (93.5)		  (71.1)	 (114.8)
  Advance billings and customer deposits		   12.9 	   31.4 		   22.8 	   40.2
---------------------------------------------------------------------------------------------------------------------------------
						     $   (145.0)      $   (51.7)	      $   (95.0)      $  (196.1)
=================================================================================================================================


17. Employee Future Benefits

(a) Defined benefit plans

The Company's net defined benefit plan costs were as follows:

Three-month periods ended June 30
 (millions)						2004						2003
---------------------------------------------------------------------------------------------------------------------------------
			  	     Incurred in      Matching     Recognized in     Incurred in      Matching     Recognized in
				       period	   adjustments(1)      period	       period	   adjustments(1)      period
---------------------------------------------------------------------------------------------------------------------------------
Pension benefit plans
  Current service cost		      $    17.6       $      - 	      $    17.6       $    16.4       $      - 	      $    16.4
  Interest cost			           78.1 	     - 		   78.1 	   76.8 	     - 		   76.8
  Return on plan assets		          (43.5)	  (49.7)	  (93.2)	 (257.8)	  174.2 	  (83.6)
  Past service costs			     - 		    0.2 	    0.2 	     - 		    0.1 	    0.1
  Actuarial loss 			    6.2 	     - 		    6.2 	    7.3 	     - 		    7.3
  Valuation allowance provided
   against accrued benefit asset	     - 		    6.3 	    6.3 	     - 		    6.3 	    6.3
  Amortization of transitional asset	     - 		  (11.2)	  (11.2)	     - 		  (11.2)	  (11.2)
---------------------------------------------------------------------------------------------------------------------------------
				      $    58.4       $   (54.4)      $     4.0       $  (157.3)      $   169.4       $    12.1
=================================================================================================================================

(1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

Six-month periods ended June 30
(millions)						2004						2003
---------------------------------------------------------------------------------------------------------------------------------
			  	     Incurred in      Matching     Recognized in     Incurred in      Matching     Recognized in
				       period	   adjustments(1)      period	       period	   adjustments(1)      period

---------------------------------------------------------------------------------------------------------------------------------
Pension benefit plans
  Current service cost		      $    35.2       $      - 	      $    35.2       $    32.7       $      - 	      $    32.7
  Interest cost				  156.2 	     - 		  156.2 	  153.5 	     - 		  153.5
  Return on plan assets			 (207.7)	   21.2 	 (186.5)	 (114.5)	  (52.8)	 (167.3)
  Past service costs			     - 		    0.4 	    0.4 	     - 		    0.3 	    0.3
  Actuarial loss 			   12.3 	     - 		   12.3 	   14.6 	     - 		   14.6
  Valuation allowance provided
   against accrued benefit asset	     - 		   12.7 	   12.7 	     - 		   12.7 	   12.7
  Amortization of transitional asset	     - 		  (22.4)	  (22.4)	     - 		  (22.4)	  (22.4)
---------------------------------------------------------------------------------------------------------------------------------
				      $    (4.0)      $    11.9       $     7.9       $    86.3       $   (62.2)      $    24.1
=================================================================================================================================

(1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.


Three-month periods ended June 30
 (millions)						2004						2003
---------------------------------------------------------------------------------------------------------------------------------
			  	     Incurred in      Matching     Recognized in     Incurred in      Matching     Recognized in
				       period	   adjustments(1)      period	       period	   adjustments(1)      period
---------------------------------------------------------------------------------------------------------------------------------
Other benefit plans
  Current service cost		      $     1.2       $      - 	      $     1.2       $     1.2       $      - 	      $     1.2
  Interest cost				    0.9 	     - 		    0.9 	    1.0 	     - 		    1.0
  Return on plan assets			   (0.6)	     - 		   (0.6)	   (0.2)	   (0.4)	   (0.6)
  Actuarial gain			   (0.5)	     - 		   (0.5)	   (0.3)	     - 		   (0.3)
  Amortization of transitional
   obligation				     - 		    0.2 	    0.2 	     - 		    0.2 	    0.2
---------------------------------------------------------------------------------------------------------------------------------
				      $     1.0       $     0.2       $     1.2       $     1.7       $    (0.2)      $     1.5
=================================================================================================================================

(1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

Six-month periods ended June 30
(millions)						2004						2003
---------------------------------------------------------------------------------------------------------------------------------
			  	     Incurred in      Matching     Recognized in     Incurred in      Matching     Recognized in
				       period	   adjustments(1)      period	       period	   adjustments(1)      period

---------------------------------------------------------------------------------------------------------------------------------
Other benefit plans
  Current service cost		      $     2.4       $      -        $     2.4       $     2.5       $      - 	      $     2.5
  Interest cost				    1.7 	     - 		    1.7 	    1.9 	     -		    1.9
  Return on plan assets			   (1.3)	     - 		   (1.3)	   (0.4)	   (0.9)	   (1.3)
  Actuarial gain			   (0.8)	     - 		   (0.8)	   (0.6)	     - 		   (0.6)
  Amortization of transitional
   obligation 				     - 		    0.4 	    0.4 	     - 		    0.4 	    0.4
---------------------------------------------------------------------------------------------------------------------------------
				      $     2.0       $     0.4       $     2.4       $     3.4       $    (0.5)      $     2.9
=================================================================================================================================

(1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.



(b) Employer contributions

The best estimate of fiscal 2004 employer contributions to the Company's defined benefit pension plans has been revised to $136.6 million (December 31, 2003, estimate - $104.8 million) to reflect updated actuarial valuations and the net acceleration of discretionary funding.

(c) Defined contribution plans

The Company's total defined contribution pension plan costs recognized were as follows:

Periods ended June 30 					    Three months			     Six months
(millions)						2004		2003			2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Union pension plan contributions		      $    10.0       $    10.0 	      $    19.3       $    19.3
Other defined contribution pension plans		    1.8 	    1.6 		    8.1 	    6.6
---------------------------------------------------------------------------------------------------------------------------------
						      $    11.8       $    11.6 	      $    27.4       $    25.9
=================================================================================================================================


18. Segmented Information

The Company's reportable segments, which are used to manage the business, are Communications and Mobility. The Communications segment includes voice local, voice long distance, data and other telecommunication services excluding wireless. The Mobility segment includes digital personal communications services and wireless Internet services. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, and the distribution channels used. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

Three-month periods
 ended June 30	       Communications		       Mobility		          Eliminations		       Consolidated
(millions)	     2004	   2003		  2004		2003	       2004	     2003	    2004	  2003
---------------------------------------------------------------------------------------------------------------------------------
External revenue   $ 1,189.0     $ 1,209.2 	$   676.6     $   564.1      $      - 	   $      - 	  $ 1,865.6 	$ 1,773.3
Inter-segment
 revenue		22.1 	      23.4 	      5.6 	    3.9 	 (27.7)	       (27.3)		 - 	       -
---------------------------------------------------------------------------------------------------------------------------------
Total operating
 revenue	     1,211.1 	   1,232.6 	    682.2 	  568.0 	 (27.7)	       (27.3)	    1,865.6  	  1,773.3
Operations expense     711.8 	     714.1 	    396.0 	  366.7 	 (27.7)	       (27.3)	    1,080.1 	  1,053.5
Restructuring and
 work-force
  reduction costs	 0.7 	       3.3 	       - 	     - 	    	    - 		  - 		0.7 	      3.3
---------------------------------------------------------------------------------------------------------------------------------
EBITDA(1)	   $   498.6 	 $   515.2 	$   286.2     $   201.3      $	    - 	   $	  - 	  $   784.8 	$   716.5
=================================================================================================================================
CAPEX(2)	   $   267.7 	 $   227.4 	$    78.4     $    78.1      $	    - 	   $	  - 	  $   346.1 	$   305.5
=================================================================================================================================
EBITDA less CAPEX  $   230.9 	 $   287.8 	$   207.8     $   123.2      $	    - 	   $	  - 	  $   438.7 	$   411.0
=================================================================================================================================

Six-month periods
 ended June 30	       Communications		       Mobility		          Eliminations		       Consolidated
(millions)	     2004	   2003		  2004		2003	       2004	     2003	    2004	  2003
---------------------------------------------------------------------------------------------------------------------------------
External revenue   $ 2,360.1     $ 2,417.7      $ 1,309.3     $ 1,096.5      $      - 	   $      - 	  $ 3,669.4     $ 3,514.2
Inter-segment
 revenue		47.1 	      46.8 	     10.2 	    7.6 	 (57.3)	       (54.4)	 	 - 	       -
---------------------------------------------------------------------------------------------------------------------------------
Total operating
 revenue	     2,407.2 	   2,464.5 	  1,319.5 	1,104.1 	 (57.3)	       (54.4)	    3,669.4 	  3,514.2
Operations expense   1,418.5 	   1,453.8 	    785.5 	  724.2 	 (57.3)	       (54.4)	    2,146.7 	  2,123.6
Restructuring and
 work-force reduction
  costs		  	16.6 	       9.8 	       - 	     - 		    - 		  - 	       16.6   	      9.8
---------------------------------------------------------------------------------------------------------------------------------
EBITDA(1)	   $   972.1 	 $ 1,000.9 	$   534.0     $   379.9      $      - 	   $      - 	  $ 1,506.1     $ 1,380.8
=================================================================================================================================
CAPEX(2)	   $   527.1 	 $   380.9 	$   128.7     $   132.4      $      - 	   $      - 	  $   655.8	$   513.3
=================================================================================================================================
EBITDA less CAPEX  $   445.0 	 $   620.0 	$   405.3     $   247.5      $      - 	   $      - 	  $   850.3 	$   867.5
=================================================================================================================================

(1) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is defined by the Company as operating revenues less operations expense and restructuring and workforce reduction costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.

(2) Total capital expenditures
("CAPEX").


19. Related Party Transactions

In 2001, the Company entered into an agreement with Verizon Communications Inc. ("Verizon"), a significant shareholder, with respect to acquiring certain rights to Verizon's software, technology, services and other benefits, thereby replacing and amending a previous agreement between the Company and GTE Corporation. The agreement is renewable annually at the Company's sole option up to December 31, 2008, and it has been renewed for 2004. As of June 30, 2004, in aggregate, $312.1 million of specified software licences and a trademark licence have been acquired and recorded as capital and other assets. These assets are valued at fair market value at the date of acquisition as determined by an arm's-length party's appraisal. Assuming renewal through to 2008, the total commitment under the agreement is U.S.$377 million for the period 2001 to 2008 and the commitment remaining after June 30, 2004, is U.S.$92 million.

In the normal course of operations and on market terms and conditions, ongoing services and other benefits have been received and expensed. In connection with the 2001 disposition of TELUS' directory business to Verizon, the Company bills customers, and collects, for directory listings on Verizon's behalf. The Company owed Verizon, on a net basis and including directory rebilling and collections done on Verizon's behalf as well as dividends payable, $41.3 million at June 30, 2004 (December 31, 2003 - $40.9 million).

Periods ended June 30 					    Three months			     Six months
(millions)						2004		2003			2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Verizon agreement - Ongoing services
 and benefits expensed				      $     6.7	      $     6.8		      $    13.3	      $    14.3
Sales to Verizon (Verizon customers' usage of
 TELUS' telecommunication infrastructure and other)   $    13.0       $     9.0 	      $    23.1       $    21.1
Purchases from Verizon (TELUS customers' usage of
Verizon's telecommunication infrastructure and other) $     8.3       $    12.2 	      $    20.4       $    20.9
---------------------------------------------------------------------------------------------------------------------------------


20. Differences Between Canadian and United States

Generally Accepted Accounting Principles The consolidated financial statements have been prepared in accordance with Canadian GAAP. The principles adopted in these financial statements conform in all material respects to those generally accepted in the United States except as summarized below. Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net income of the Company:

Periods ended June 30 					    Three months			     Six months
(millions)						2004		2003			2004		2003
---------------------------------------------------------------------------------------------------------------------------------
								(restated - Note 2(b))			(restated - Note 2(b))
Net income in accordance with Canadian GAAP	      $   172.3       $    73.0 	      $   273.6       $   162.5
Adjustments:
  Operating expenses
    Operations (b)					    0.1 	   (4.3)		    1.3 	   (8.5)
    Depreciation (c)					     - 		   27.1 		    6.5 	   54.0
    Amortization of intangible assets (d)		  (20.4)	  (20.4)		  (40.9)	  (40.9)
  Financing costs (f)					    2.2 	    2.4 		    4.1 	    4.8
  Accounting for derivatives (g)			    0.2 	   (0.8)		    0.2 	    0.3
  Taxes on the above adjustments (h)			    7.9 	   (1.8)		   13.3 	   (3.5)
---------------------------------------------------------------------------------------------------------------------------------
Net income in accordance with U.S. GAAP			  162.3 	   75.2 		  258.1 	  168.7
Other comprehensive income (loss) (i)			    6.3 	 (103.0)		  (16.2)	  (83.6)
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss) in accordance
 with U.S. GAAP					      $   168.6       $   (27.8)              $   241.9        $   85.1
Net income in accordance with U.S. GAAP per
 Common Share and Non-Voting
  - Basic			         	      $    0.46       $     0.21 	      $    0.72        $   0.48
  - Diluted					      $    0.45       $     0.21 	      $    0.71        $   0.48

The following is a restatement of retained earnings (deficit) to reflect the application of U.S. GAAP:

Periods ended June 30 										     Six months
(millions)											2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Balance at beginning of year							              $  (844.7)      $  (960.6)
Net income in accordance with U.S. GAAP								  258.1 	  168.7
---------------------------------------------------------------------------------------------------------------------------------
												 (586.6)	 (791.9)
Less: Common Share and Non-Voting Share dividends paid, or payable, in cash 			   93.1 	   83.5
      Common Share and Non-Voting Share dividends reinvested, or to be reinvested,
       in shares issued from Treasury								   13.3 	   20.8
      Preference and preferred share dividends							    1.7 	    1.7
      Redemption premium on preference and preferred shares in excess of amount
       chargeable to contributed surplus (Note 14(c))						    2.5 	     -
---------------------------------------------------------------------------------------------------------------------------------
Balance at end of period 								      $  (697.2)      $  (897.9)
=================================================================================================================================

The following is a restatement of major balance sheet categories to reflect the application of U.S. GAAP:

											       As at 	       As at
											      June 30,	    December 31,
(millions)											2004	 	2003
---------------------------------------------------------------------------------------------------------------------------------
Current Assets										      $ 1,936.2       $ 1,517.3
Capital Assets
  Property, plant, equipment and other								7,674.8 	7,757.8
  Intangible assets subject to amortization							2,543.3 	2,666.0
  Intangible assets with indefinite lives							2,954.6 	2,954.6
Goodwill											3,536.3 	3,536.6
Deferred Income Taxes										  502.6 	  709.0
Other Assets											  669.6 	  623.1
---------------------------------------------------------------------------------------------------------------------------------
											      $19,817.4       $19,764.4
=================================================================================================================================
Current Liabilities									      $ 2,076.3       $ 2,154.7
Long-Term Debt											6,744.9 	6,628.4
Other Long-Term Liabilities									1,276.6 	1,367.1
Deferred Income Taxes										1,620.8 	1,638.8
Non-Controlling Interest									   10.5 	   10.7
Shareholders' Equity										8,088.3 	7,964.7
---------------------------------------------------------------------------------------------------------------------------------
											      $19,817.4       $19,764.4
=================================================================================================================================

The following is a reconciliation of shareholders' equity incorporating the differences between Canadian and U.S. GAAP:

											       As at 	       As at
											      June 30,	    December 31,
(millions)											2004	 	2003
---------------------------------------------------------------------------------------------------------------------------------
												        (restated - Note 2(b))
Shareholders' Equity under Canadian GAAP						      $ 6,686.5       $ 6,521.2
Adjustments:
  Purchase versus Pooling Accounting (a), (c) - (f)						1,487.1 	1,512.9
  Additional goodwill on Clearnet purchase (e)							  123.5 	  123.5
  Convertible debentures (including conversion option) (f)					   (8.6)	   (8.8)
  Accounting for derivatives (g)								     - 		   (0.1)
  Accumulated other comprehensive income (loss) (i)						 (200.2)	 (184.0)
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity under U.S. GAAP							      $ 8,088.3       $ 7,964.7
=================================================================================================================================
Composition of Shareholders' Equity under U.S. GAAP
  Preference and preferred shares
    TELUS Communications Inc. Preference Shares and Preferred Shares (Note 14(c))	      $	     - 	      $	   69.7
---------------------------------------------------------------------------------------------------------------------------------
  Common equity
    Common Shares										4,318.6 	4,282.6
    Non-Voting Shares										4,621.6 	4,585.8
    Options and warrants									   41.0 	   51.5
    Accrual for shares issuable under channel stock incentive plan				    0.5 	    0.6
    Cumulative foreign currency translation adjustment						   (1.1)	   (2.7)
    Retained earnings (deficit) 								 (697.2)	 (844.7)
    Accumulated other comprehensive income (loss) (i)						 (200.2)	 (184.0)
    Contributed surplus										    5.1 	    5.9
---------------------------------------------------------------------------------------------------------------------------------
												8,088.3 	7,895.0
---------------------------------------------------------------------------------------------------------------------------------
											      $ 8,088.3       $ 7,964.7
=================================================================================================================================

(a)	Merger of BC TELECOM and TELUS

The business combination between BC TELECOM and TELUS Corporation (renamed TELUS Holdings Inc. which was wound up June 1, 2001) was accounted for using the pooling of interests method under Canadian GAAP. Under Canadian GAAP, the application of the pooling of interests method of accounting for the merger of BC TELECOM and TELUS Holdings Inc. resulted in a restatement of prior periods as if the two companies had always been combined. Under U.S. GAAP, the merger is accounted for using the purchase method. Use of the purchase method results in TELUS (TELUS Holdings Inc.) being acquired by BC TELECOM for $4,662.4 million (including merger related costs of $51.9 million) effective January 31, 1999.

(b) Operating Expenses - Operations

Periods ended June 30 					    Three months			     Six months
(millions)						2004		2003			2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Future employee benefits			      $    (4.3)      $    (4.3)	      $    (8.5)      $    (8.5)
Share-based compensation				    4.4 	     - 			    9.8 	     -
---------------------------------------------------------------------------------------------------------------------------------
						      $     0.1       $    (4.3)	      $     1.3       $    (8.5)
=================================================================================================================================

Future employee benefits: Under U.S. GAAP, TELUS' future employee benefit assets and obligations have been recorded at their fair values on acquisition. Accounting for future employee benefits under Canadian GAAP changed to become more consistent with U.S. GAAP effective January 1, 2000. Canadian GAAP provides that the transitional balances can be accounted for prospectively. Therefore, to conform to U.S. GAAP, the amortization of the transitional amount needs to be removed from the future employee benefit expense.

Share-based compensation: Effective January 1, 2004, Canadian GAAP required the adoption of the fair value method of accounting for share-based compensation for awards made after 2001 (see Note 2(a) and Note 8(a)). U.S. GAAP requires disclosure of the impact on net income and net income per Common Share and Non-Voting Share as if the fair value based method of accounting had been applied for awards made after 1994. The fair values of the Company's options granted in 2004 and 2003, and the weighted average assumptions used in estimating the fair values, are set out in Note 8(a). Such impact, using the fair values set out in Note 8(a) would approximate the pro forma amounts in the following table.

Periods ended June 30					    Three months				Six months
(millions except per share amounts)			2004		2003			2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Net income in accordance with U.S. GAAP
  As reported					      $   162.3       $    75.2 	      $   258.1       $   168.7
  Deduct: Share-based compensation arising from
   share options determined under fair value
   based method for all awards				   (4.6)	  (11.3)		  (11.4)	  (23.6)
---------------------------------------------------------------------------------------------------------------------------------
  Pro forma					      $   157.7       $    63.9 	      $   246.7       $   145.1
=================================================================================================================================
Net income in accordance with U.S. GAAP per
 Common Share and Non-Voting Share
  Basic
    As reported (using intrinsic method)	      $     0.46      $     0.21	      $     0.72      $     0.48
    Pro forma (using fair value method)		      $     0.44      $     0.18	      $     0.69      $     0.41
  Diluted
    As reported (using intrinsic method)	      $     0.45      $     0.21 	      $     0.71      $     0.48
    Pro forma (using fair value method)		      $     0.44      $     0.18 	      $     0.68      $     0.41

(c) Operating Expenses - Depreciation

Periods ended June 30 					    Three months			     Six months
(millions)						2004		2003			2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Merger of BC TELECOM and TELUS			      $      - 	      $     9.0 	      $     6.5       $    17.9
Asset impairment					     - 		   18.1 		     - 		   36.1
---------------------------------------------------------------------------------------------------------------------------------
						      $      - 	      $    27.1 	      $     6.5       $    54.0
=================================================================================================================================

Merger of BC TELECOM and TELUS: Under the purchase method, TELUS' capital assets on acquisition have been recorded at fair value rather than at their underlying cost (book values) to TELUS. Therefore, depreciation of such assets based on fair values at the date of acquisition under U.S. GAAP will be different than TELUS' depreciation based on underlying cost (book values). As of March 31, 2004, the amortization of this difference had been completed.

Asset impairment: In the first quarter of 1998, BC TELECOM took an asset impairment charge. In assessing if a capital asset is impaired, estimated future net cash flows are not discounted in computing the net recoverable amount. Under Canadian GAAP, at the time the assessment took place, the impairment amount recorded was the excess of the carrying amount over the recoverable amount; under U.S. GAAP the impairment amount recorded was the excess of the carrying amount over the discounted estimated future net cash flows that were used to determine the net recoverable amount. Under U.S. GAAP, the net of tax charge taken in 1998 would be $232.2 million higher and would not be considered an extraordinary item. The annual depreciation expense would be approximately $72 million lower subsequent to when the increased impairment charge was taken under U.S. GAAP. As of December 31, 2003, the amortization of this difference had been completed.

(d) Operating Expenses - Amortization of Intangible Assets

As TELUS' intangible assets on acquisition have been recorded at their fair value, amortization of such assets, other than for those with indefinite lives, needs to be included under U.S. GAAP; consistent with prior years, amortization is calculated using the straight-line method.

The incremental amounts recorded as intangible assets arising from the TELUS acquisition above are as follows:

							Cost	    Accumulated
								    Amortization		  Net Book Value
---------------------------------------------------------------------------------------------------------------------------------
											       As at 	       As at
											      June 30, 	    December 31,
(millions)											2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets subject to amortization
  Subscribers - wireline			      $ 1,950.0         $ 238.2		      $ 1,711.8       $ 1,731.0
  Subscribers - wireless 				  250.0 	  181.4 		   68.6 	   90.3
---------------------------------------------------------------------------------------------------------------------------------
							2,200.0 	  419.6 		1,780.4 	1,821.3
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets with indefinite lives
  Spectrum licences(1)					1,833.3 	1,833.3 		     - 		     -
---------------------------------------------------------------------------------------------------------------------------------
						      $ 4,033.3	      $ 2,252.9 	      $ 1,780.4       $ 1,821.3
=================================================================================================================================

(1)	Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at June 30, 2004, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
---------------------------------------------------------------------------------------------------------------------------------
2004 (balance of year)											      $   194.8
2005														  292.2
2006														  143.8
2007														   72.5
2008														   53.3

(e) Goodwill

Merger of BC TELECOM and TELUS: Under the purchase method of accounting, TELUS' assets and liabilities at acquisition (see (a)) have been recorded at their fair values with the excess purchase price being allocated to goodwill in the amount of $403.1 million. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

Additional goodwill on Clearnet purchase: Under U.S. GAAP, shares issued by the acquirer to affect an acquisition are measured at the date the acquisition was announced; however, under Canadian GAAP, at the time the transaction took place, shares issued to effect an acquisition were measured at the transaction date. This results in the purchase price under U.S. GAAP being $131.4 million higher than under Canadian GAAP. The resulting difference is assigned to goodwill. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

(f) Financing Costs Merger of BC TELECOM and TELUS:

Under the purchase method, TELUS' long-term debt on acquisition has been recorded at its fair value rather than at its underlying cost (book value) to TELUS. Therefore, interest expense calculated on the debt based on fair values at the date of acquisition under U.S. GAAP will be different than TELUS' interest expense based on underlying cost (book value).

Convertible debentures: Under Canadian GAAP, the conversion option embedded in the convertible debentures is presented separately as a component of shareholders' equity. Under U.S. GAAP, the embedded conversion option is not subject to bifurcation and is thus presented as a liability along with the balance of the convertible debentures. The principal accretion occurring under Canadian GAAP is not required under U.S. GAAP and the adjustment is included in the interest expense adjustment in the reconciliation.

(g) Accounting for Derivatives

On January 1, 2001, the Company adopted, for U.S. GAAP purposes, the provisions of Statement of Financial Accounting Standards No. 133, "Accounting For Derivative Instruments and Hedging Activities." This standard requires that all derivatives be recognized as either assets or liabilities and measured at fair value. This is different from the Canadian GAAP treatment for financial instruments. Under U.S. GAAP, derivatives which are fair value hedges, together with the financial instrument being hedged, will be marked to market with adjustments reflected in income and derivatives which are cash flow hedges will be marked to market with adjustments reflected in comprehensive income.

(h) Income Taxes

Periods ended June 30 					    Three months			     Six months
(millions)						2004		2003			2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Current						      $   (53.8)      $    (5.5)	      $   (83.0)      $  (206.3)
Deferred						   90.8 	   61.1 		  177.2 	  256.7
---------------------------------------------------------------------------------------------------------------------------------
							   37.0 	   55.6 		   94.2 	   50.4
Investment Tax Credits					     - 		     - 	   		   (0.5)	   (1.0)
---------------------------------------------------------------------------------------------------------------------------------
						      $    37.0       $    55.6 	      $    93.7       $    49.4
=================================================================================================================================

The Company's income tax expense (recovery), for U.S. GAAP purposes, differs from that calculated by applying statutory rates for the following reasons:

Three-month periods ended June 30 ($ in millions)		2004					2003
---------------------------------------------------------------------------------------------------------------------------------
Basic blended federal and provincial tax
 at statutory income tax rates			      $    69.3 	34.7%	 	      $    49.1 	37.0%
Tax rate differential on settlement of
 prior year tax issues					  (34.2)				   (2.7)
Investment Tax Credits					     - 					     -
Other							   (1.9)				    4.2
---------------------------------------------------------------------------------------------------------------------------------
							   33.2 	16.6%			   50.6 	38.2%
Large corporations tax					    3.8 				    5.0
---------------------------------------------------------------------------------------------------------------------------------
U.S. GAAP income tax expense (recovery)		      $    37.0 	18.5%		      $    55.6 	41.9%
=================================================================================================================================
Six-month periods ended June 30 ($ in millions)			2004					2003
---------------------------------------------------------------------------------------------------------------------------------
Basic blended federal and provincial tax
 at statutory income tax rates			      $   122.5 	34.7%		      $    81.4 	37.0%
Tax rate differential on settlement of
 prior year tax issues					  (35.8)				  (49.7)
Investment Tax Credits					   (0.3)				   (0.6)
Other							   (1.8)				    7.5
---------------------------------------------------------------------------------------------------------------------------------
							   84.6 	24.0%			   38.6 	17.6%
Large corporations tax					    9.1 				   10.8
---------------------------------------------------------------------------------------------------------------------------------
U.S. GAAP income tax expense (recovery)		      $    93.7 	26.5%		      $    49.4 	22.5%
=================================================================================================================================

(i) Additional Disclosures Required Under U.S. GAAP - Comprehensive Income

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP.

Three-month periods ended June 30
(millions)						2004						2003
---------------------------------------------------------------------------------------------------------------------------------
				     Unrealized 				     Unrealized
				    fair value of			            fair value of
				     derivative	      Minimum		             derivative	      Minimum
				     cash flow 	      pension 		             cash flow 	      pension
				       hedges	     liability	       Total	       hedges	     liability	      Total
---------------------------------------------------------------------------------------------------------------------------------
Amount arising			      $    10.7      $     (0.9)      $     9.8       $  (162.0)      $    (1.2)      $  (163.2)
Income tax expense (recovery)		    3.8 	   (0.3)	    3.5 	  (59.6)	   (0.6)	  (60.2)
---------------------------------------------------------------------------------------------------------------------------------
Net					    6.9 	   (0.6)	    6.3 	 (102.4)	   (0.6)	 (103.0)
Accumulated other comprehensive income
 (loss), beginning of period		  (95.6)	 (110.9)	 (206.5)	  135.6 	  (95.2)	   40.4
---------------------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income
 (loss), end of period		      $   (88.7)     $   (111.5)      $  (200.2)      $    33.2       $   (95.8)      $   (62.6)
=================================================================================================================================
Six-month periods ended June 30 (millions)		2004						2003
---------------------------------------------------------------------------------------------------------------------------------
				     Unrealized 				     Unrealized
				    fair value of			            fair value of
				     derivative	      Minimum		             derivative	      Minimum
				     cash flow 	      pension 		             cash flow 	      pension
				       hedges	     liability	       Total	       hedges	     liability	      Total
---------------------------------------------------------------------------------------------------------------------------------
Amount arising			      $   (23.0)     $     (1.8)      $   (24.8)      $  (137.8)       $   (2.1)      $  (139.9)
Income tax expense (recovery)		   (7.9)	   (0.7)	   (8.6)	  (55.3)	   (1.0)	  (56.3)
---------------------------------------------------------------------------------------------------------------------------------
Net					  (15.1)	   (1.1)	  (16.2)	  (82.5)	   (1.1)	  (83.6)
Accumulated other comprehensive income
 (loss), beginning of period		  (73.6)	 (110.4)	 (184.0)	  115.7 	  (94.7)	   21.0
---------------------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income
 (loss), end of period		      $   (88.7)     $   (111.5)      $  (200.2)      $    33.2        $  (95.8)      $   (62.6)
=================================================================================================================================

(j) Recently Issued Accounting Standards Not Yet Implemented

As would affect the Company, there are no U.S. accounting standards currently issued and not yet implemented that would differ from Canadian accounting standards currently issued and not yet implemented.




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 6, 2004
				    TELUS Corporation


			 	   /s/ Audrey Ho
				_____________________________
				Name:  Audrey Ho
                                Title: Vice President, Legal Services and
                                       General Counsel and Corporate Secretary